Exhibit 99.1

Incorporation Number BC1409008

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

ARTICLES

OF

ROGERS COMMUNICATIONS INC.

(Amalgamated April 3, 2023)

Fasken Martineau DuMoulin LLP

Barristers & Solicitors

Canada

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

ARTICLES OF

ROGERS COMMUNICATIONS INC.

INCORPORATION NUMBER BC1409008

PART 1

INTERPRETATION

1.1 Definitions. In these Articles, unless the context otherwise requires:

“Act” or “Business Corporations Act” means the Business Corporations Act of the Province of British Columbia (or any statute that may be substituted therefor) and the regulations thereunder, as such statute or regulations may from time to time be amended, and any reference to the Act or the Business Corporations Act includes the regulations thereunder, as applicable.

“Board”, “the Directors” and “the directors” mean the board of directors for the time being of the Corporation and include a committee or other delegate, direct or indirect, of the board of directors.

“class” when used with respect to shares of the Corporation, means any class of shares of the Corporation from time to time and any series of any class of shares of the Corporation issuable in series.

“Class A share” has the meaning attributed thereto in Section 26 hereof.

“Class B share” has the meaning attributed thereto in Section 26 hereof.

“Company” or “Corporation” means Rogers Communications Inc. or any successor by amalgamation or otherwise.

“general meetings” includes, without limitation, annual general meetings and special general meetings and other meetings that under the Act constitute general meetings.

“prescribed” means prescribed under or pursuant to the Business Corporations Act.

“record” includes books, documents, maps, drawings, photographs, letters, vouchers, papers and any other thing on which information is recorded or stored by any means whether graphic, electronic, mechanical or otherwise.

“recorded address” means

(a)

in the case of a shareholder, the shareholder’s address as shown in the Corporation’s central securities register or, prior to the Corporation complying with s. 436(1)(c) of the Act, the register of members maintained by the Corporation under the Company Act, 1996;

(b)

in the case of joint shareholders, the address appearing in the Corporation’s central securities register or register of members, as applicable, in respect of such joint holding or the first address so appearing if there are more than one;

(c)	in the case of a Director, officer, auditor or member of a committee of the Board, the person’s prescribed address as recorded in the records kept by the Corporation or the corporate register; and

(d)	in any case, the fax number, e-mail address or other address provided by the recipent for the sending of a particular record or records of a particular class.

“registered owner”, “registered holder” or shareholder” when used with respect to a share in the authorized share structure of the Corporation means the person registered in the securities register in respect of such share.

“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Article 2.4 or by a resolution passed pursuant thereto.

“special majority” means, in order for the Corporation to pass a special resolution at a general meeting, at least 2/3 of the votes cast on the resolution.

“special separate resolution” means

(a)	a resolution passed at a class meeting or series meeting under the following circumstances:

(i)

notice of the meeting specifying the intention to propose the resolution as a special separate resolution is sent to all shareholders holding shares of that class or series of shares at least 21 days before the meeting;

(ii)	the majority of the votes cast by shareholders voting shares of the class or series of shares is cast in favour of the resolution;

(iii)	the majority of votes cast in favour of the resolution constitutes at least 3/4 of the votes cast on the resolution, or

(b)	a resolution passed by being consented to in writing by all of the shareholders holding shares of the applicable class or series of shares.

Expressions referring to writing include printing, lithography, typewriting, photography, facsimile, Internet, e-mail, CD-ROM, diskette, electronic and other modes of representing or reproducing words.

Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.2 The meaning of any words or phrases defined in the Business Corporations Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3 Except as otherwise provided herein, the Interpretation Act (British Columbia) shall apply, mutatis mutandis, to the interpretation of these Articles, as if these Articles were an enactment.

1.4 To the extent that there is a conflict between a provision of these Articles and a provision of the Act, the provision of the Act will prevail, but only to the extent necessary to cure the conflict.

1.5 If a provision of these Articles is in whole or in part void, illegal or invalid, the remaining provisions will be construed and take effect as if every provision or part thereof that so offends had been omitted.

SECTION 2.

BUSINESS OF THE CORPORATION

2.1 Registered Office – The registered office and the records office of the Corporation shall be situated at such location in the Province of British Columbia as the Board may from time to time determine.

2.2 Corporate Seal – The Directors may provide a seal or seals for the Corporation and, if they do so, shall provide for the safe custody of the seals.

2.3 Financial Year – Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.4 Execution of Instruments – Deeds, transfers, assignments, bills of sale, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two Directors or officers or any Director together with any officer. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.5 Banking Arrangements – The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

2.6 Voting Rights in Other Corporations – The signing officers of the Corporation may, except as otherwise specified by the Board, execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or person by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7 Information Available to Shareholders – The Board may from time to time determine whether, to what extent, at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account, record or document of the Corporation except as conferred by the Act or authorized by the Board.

SECTION 3.

DIRECTORS

3.1 Number of Directors and Quorum – The number of Directors shall be determined from time to time by the Board, but shall not be fewer than nine (9) and not more than twenty-five (25). The quorum necessary for the transaction of business at any meeting of the Board shall be six Directors.

3.2 Qualifications – No person shall be qualified to become or act as a Director if that person is under the age of 18 years, is found by a court in Canada or elsewhere to be incapable of managing the person’s own affairs, is not an individual, is an undischarged bankrupt or is convicted of certain offences specified in the Act and has not ceased to be disqualified in relation thereto under the Act.

3.3 Election and Term – Directors shall be elected at each annual general meeting by the shareholders entitled to vote thereat to hold office until the next annual general meeting of shareholders. At each annual general meeting of shareholders, all of the Directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of Directors to be elected at any such meeting shall be the number of Directors for the time being fixed by the Board pursuant to these Articles. If the number of eligible persons nominated for election as Directors is equal to or less than the number of Directors to be elected no vote will be required and those nominated will be deemed elected by acclamation.

3.4 Removal of Directors – Subject to the provisions of the Act, the shareholders may by ordinary resolution remove any Director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the Directors.

3.5 Vacation of Office – A Director ceases to hold office when: the Director dies; the Director is removed from office by the shareholders by ordinary resolution; the Director ceases to be qualified to act as a Director; the term of office of the Director expires; the Director’s written resignation is provided to the Corporation or to a lawyer for the Corporation, or if a date, time or event is specified in such resignation, on the date, time or event so specified, whichever is later; or the Director is convicted of an indictable offence and the other Directors shall have resolved to remove the Director.

3.6 Vacancies – The Directors may fill a vacancy in the Board, including a vacancy resulting from an increase in the number of Directors or from a failure of the shareholders to elect the number of Directors for the time being fixed by the Board pursuant to these Articles.

3.7 Additional Directors – In addition to any other power of the Directors to appoint Directors or fill vacancies, between successive annual general meetings the Directors shall have the power to appoint one or more additional Directors but not more than one-third of the number of current Directors elected or appointed as Directors other than pursuant to this Article 3.7. Furthermore, the directors shall not exercise this power to appoint additional directors if, after giving effect to such appointment, the number of directors then in office would exceed the maximum number of directors permitted by Article 3.1.

3.8 Action by the Board – The Board must manage, or supervise the management of, the business and affairs of the Corporation. Subject to Article 3.9, the powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present. Where there is a vacancy in the Board, the remaining Directors may exercise all the powers of the Board so long as a quorum remains in office.

3.9 Meetings by Telephonic or Electronic Facility – A Director may participate in a meeting of the Board or of a committee of the Board by means of a telephonic, electronic or other communication facility if all Directors participating in the meeting are able to communicate with each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

3.10 Place of Meetings – Meetings of the Board may be held at any place in or outside Canada.

3.11 Calling of Meetings – Meetings of the Board shall be held from time to time and at such time at such place as the Board, the Chairman of the Board, any Vice Chairman or Deputy Chairman of the Board, the President or any two Directors may determine.

3.12 Notice of Meetings – Notice of the time and place of each meeting of the Board shall be received by each Director not less than 48 hours before the time of the meeting in the manner provided in Section 11. A notice of meeting of Directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A Director may in any manner waive notice of or otherwise consent to a meeting of the Board. Attendance of a Director at a meeting of the Board is a waiver of notice of the meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting in not lawfully called.

3.13 First Meeting of New Board – Provided a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.14 Adjourned Meeting – Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15 Regular Meetings – The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each Director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.16 Chairman – The chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a Director and is present at the meeting: Chairman of the Board, Vice Chairman of the Board, Deputy Chairman of the Board, President or a Vice-President. If no such person is present, the Directors present shall choose one of their number to be chairman.

3.17 Votes to Govern – At all meetings of the Board (and of committees of the Board) every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

3.18 Conflict of Interest – A Director or senior officer who has a material interest in, or who is a director or senior officer of or is acting in a similar capacity for, or has a material interest in, a person who has a material interest in, a material contract or material transaction, whether entered into or proposed, with, the Corporation shall disclose the nature and extent of his or her interest where required by the Act, at the time and in the manner provided by the Act. Any such contract or transaction shall be referred to the Board or the shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the Board or the shareholders, and a Director interested in a contract so referred to the Board shall not vote on any resolution to approve the same except as provided by the Act. A Director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a Director or senior officer of the Corporation must disclose the nature and extent of the conflict where required by the Act and in accordance with the Act.

3.19 Remuneration and Expenses – Each of the Directors shall be paid such remuneration for such Director’s services as the Board may from time to time determine. The Directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any Director from serving the Corporation in any other capacity and receiving remuneration therefor. The Directors on behalf of the Corporation may pay a gratuity or pension or allowance on retirement to any Director or to the Director’s spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. This Article shall be sufficient authority for the Directors to pass resolutions rescinding or amending their remuneration as Directors and as members of any committee of the Board and no further Article and no confirmation of any such resolution by the shareholders shall be necessary to the validity of such resolution or of any payment made pursuant thereto.

3.20 Resolutions of the Board – A resolution consented to in writing, whether by document, telegram, facsimile, e-mail or any method of transmitting legibly recorded messages or other means, by all of the Directors entitled to vote on the resolution shall be as valid and effectual as if it had been passed at a meeting of the Board duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

3.21 Director may be Officer or Contractor – A Director may hold any office or place of profit with the Corporation (other than the office of auditor of the Corporation) in conjunction with the Director’s office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by holding the office of Director from contracting with the Corporation with regard to the Director’s tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, no contract or transaction entered into by or on behalf of the Corporation in which a Director is in any way interested shall be liable to be voided by reason thereof.

3.22 Professional Capacity – Subject to compliance with the provisions of the Business Corporations Act, a Director and the Director’s firm may act in a professional capacity for the Corporation (except as auditor of the Corporation) and the Director and the Director’s firm shall be entitled to remuneration for professional services without regard to the Director being a Director of the Corporation.

3.23 Interest in Other Entity – A Director or senior officer may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Corporation may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, such Director or senior officer shall not be accountable to the Corporation for any remuneration or other benefits received by the Director or senior officer as director, officer or employee of, or from the Director or senior officer’s interest in, such other corporation or firm.

SECTION 4.

COMMITTEES

4.1 Committees of Directors – The Board may appoint from its members one or more committees of Directors, however designated, and delegate to such committees any of the powers of the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in any committee and such other powers as may be specified. The powers and procedures of any committee thus constituted and the composition thereof shall be subject to such limitations, revocations and other changes as the Board may specify from time to time before or after the creation of the committee.

4.2 Procedure – Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.3 Transaction of Business – Subject to the provisions of Article 3.9, the powers of a committee of Directors may be exercised by a meeting at which a quorum of the committee is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

4.4 Executive Committee – Without limiting the generality of Article 4.1, the Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The Executive Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

4.5 Audit Committee – Without limiting the generality of Article 4.1, the Board shall elect annually from among its number an audit committee whose composition shall comply with applicable law and, subject to such applicable law, to be composed of not fewer than 3 Directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act and delegated to it by the Board including the power of the audit committee to delegate powers and duties delegated to the audit committee and the audit committee shall have such other powers and perform such other duties as may be prescribed for it by other applicable law. The remuneration of the auditor shall be set by the Directors regardless of whether the auditor is appointed by the shareholders or by the Directors or a committee thereof. For greater certainty, the Directors may delegate to the audit committee or other committee the power to set the remuneration of the auditor.

SECTION 5.

OFFICERS

5.1 Appointment – The Board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. No officer shall be appointed unless qualified to be an officer in accordance with the provisions of the Act. The Board may specify the duties of and delegate to such officers powers to manage or supervise the management of the business and affairs of the Corporation. Subject to Articles 5.2 and 5.3, an officer may but need not be a Director and one person may hold more than one office.

5.2 Chairman of the Board – The Board may from time to time also appoint a chairman of the Board who shall be a Director. If appointed, subject to the Board determining otherwise, the chairman shall preside over meetings of the Board and of shareholders. Furthermore, the Board may assign to the chairman, if appointed, any of the powers and duties that are by any provisions of these Articles capable of being assigned to any other officer, and he or she shall have such other powers and duties as the Board may specify. During the absence or disability of the chairman of the Board, subject to the Board otherwise specifying, his or her duties shall be performed and his or her powers exercised by the vice chairman or deputy chairman of the Board, if appointed and present (and if more than one vice or deputy chairman has been appointed and is present by the most senior one of them present) failing which by the president.

5.3 Vice or Deputy Chairman of the Board – The Board may from time to time also appoint one or more vice or deputy chairmen of the Board, each of whom shall be a Director. If any vice or deputy chairman is appointed, the Board may assign to him or her any of the powers and duties that are by any provisions of these Articles capable of being assigned to any other officer, and he or she shall have such other powers and duties as the Board may specify.

5.4 Chief Executive Officer – The Board may designate any officer it appoints, as chief executive officer. Any officer so designated, except to the extent otherwise specified by the Board, shall, subject to the authority of the Board, have general supervision of the business and affairs of the Corporation.

5.5 Chief Operating Officer – The Board may designate any officer it appoints, as chief operating officer. Any officer so designated, except to the extent otherwise specified by the Board or the chief executive officer, if one has been appointed, shall, subject to the authority of the Board and the chief executive officer, have general supervision of the business and affairs of the Corporation.

5.6 Chief Financial Officer – The Board may designate any officer it appoints, as chief financial officer. Any officer so designated, except to the extent otherwise specified by the Board or the chief executive officer, if one has been appointed, shall, subject to the authority of the Board and the chief executive officer, have general supervision over the financial affairs of the Corporation.

5.7 President – If appointed, except to the extent otherwise specified by the Board, the president shall be the chief executive officer, unless some other officer is so designated and if some other officer is so designated, the president shall be the chief operating officer unless some other officer is so designated. In addition, the president shall have such other powers and duties as the Board may specify.

5.8 Vice President – A vice-president shall have such powers and duties as the Board or the chief executive officer may specify.

5.9 Secretary – Except to the extent some other officer or agent has been appointed for any of the following purposes and subject to Article 5.12,

(a)

the secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; and

(b)

the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board, be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation.

In addition, the secretary shall have such other powers and duties as the Board or the chief executive officer may specify.

5.10 Treasurer – Except to the extent some other officer or agent has been appointed for any of the following purposes and subject to Article 5.12

(a)

the treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; and

(b)	the treasurer shall render to the Board whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation.

In addition, the treasurer shall have such other powers and duties as the Board or the chief executive officer may specify.

5.11 Powers and Duties of Other Officers – The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

5.12 Variation of Powers and Duties – The Board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. The chief executive officer, unless otherwise determined by the Board, may also from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any other officer.

5.13 Term of Office – The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract. Otherwise, each officer appointed by the Board shall hold office until his or her successor is appointed.

5.14 Terms of Employment and Remuneration – The terms of employment and the remuneration of officers appointed by the Board shall be settled by it, or in the manner specified by it, from time to time. An officer may in addition to remuneration receive, after the officer ceases to hold such office or leaves the employment of the Corporation, a pension or gratuity.

5.15 Conflict of Interest – A senior officer shall disclose his or her interest in any material contract or material transaction, whether entered into or proposed, with the Corporation in accordance with Article 3.18.

5.16 Attorneys – The Board shall have power from time to time to appoint attorneys for the Corporation in or outside British Columbia with power to sign deeds, instruments or other records on behalf of the Corporation (including the power to sub-delegate) as may be thought fit.

5.17 Fidelity Bonds – The Board may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.

SECTION 6.

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1 Limitation of Liability – Subject to the limitations specified in the Act with respect to any relief of Directors or officers from liability imposed by the Act, no Director or officer shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any Director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

6.2 Indemnity – The Corporation shall indemnify, and pay expenses in advance of the final disposition of a proceeding of, a Director or officer, a former Director or officer or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity of another entity, and the heirs and personal or other legal representatives of such a person, in accordance with, and to the fullest extent and in all circumstances permitted by, the Act. The Corporation may enter into indemnification agreements, including, without limitation provisions therein whereby a court order approving indemnification will be applied for, if required.

6.3 Insurance – Subject to the limitations contained in the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in Article 6.2.

6.4 No Invalidation through Non-compliance – The failure of a Director or officer of the Corporation to comply with the provisions of legislation or of the notice of articles and these Articles shall not invalidate any indemnity to which he or she is entitled under this section, except to the extent otherwise provided in the Act.

6.5 Preservation of Other Powers – The rights and powers of the Corporation set out in this Section 6 are in addition to and not in substitution for any other rights and powers regarding indemnification, payment of expenses and insurance.

SECTION 7.

SHARES

7.1 Issuance – Subject to the provisions of the Act and these Articles, the Board may from time to time grant warrants on, allot, issue, sell or otherwise dispose of, or otherwise deal in, the whole or part of the authorized and unissued shares of the Corporation, and previously issued shares that are subject to re-issuance or held by the Corporation, whether with par value or without par value, at such times and to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration as the Board shall determine, provided that no share be issued until it is fully paid as prescribed by the Act.

7.2 Registration of Transfer – Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon in the form provided on the back thereof, or delivered therewith in a form acceptable to the Board or any person designated by the Board for such purpose, duly executed by the registered holder or by his or her attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer, if any, as the Board, or any person designated by the Board for such purpose, may from time to time prescribe, or upon presentation of the non transferable acknowledgment of the right to receive a certificate, upon payment of all applicable taxes and any fees prescribed by the Board or any person designated by the Board for such purpose, upon compliance with such restrictions on transfer as are authorized by these Articles. Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Corporation in respect of the transfer. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Corporation and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

7.3 Transfer Agents and Registrars – The Board may from time to time appoint a registrar and a transfer agent to maintain the central securities register and a branch registrar and branch transfer agent to maintain any branch securities register but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

7.4 Non-Recognition – Subject to the provisions of the Act and applicable law, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security. Neither the Corporation nor any director, officer or agent of the Corporation is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

7.5 Share Certificates – Subject to the provisions of the Act and to requirements of any stock exchange on which shares of the Corporation may be listed, share certificates and acknowledgments of a shareholder’s right to a share certificate, respectively, shall be in such form as the Board shall from time to time approve. Any share certificate need not be under the corporate seal but must be signed manually by a Director or officer of the Corporation or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation. Any additional signatures required on a share certificate may be printed or otherwise mechanically reproduced on the certificate, If a share certificate contains a printed or mechanically reproduced signature of an individual, the Corporation may issue the certificate even though the individual has ceased to be a Director or an officer of the Corporation, and the certificate is as valid as if the individual were a Director or officer on the date of the issue of the certificate. Despite the foregoing, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. Any share certificate may be sent through the mail to the shareholder entitled thereto, and neither the Corporation nor any registrar or transfer agent shall be liable for any loss occasioned to the shareholder owing to any such share certificate so sent being lost in the mail or stolen.

7.6 Replacement of Share Certificates – The Board or any officer or agent designated by the Board may in its, his or her discretion direct the issue of a new share certificate or acknowledgment in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate or acknowledgment claimed to have been lost, destroyed or wrongfully taken if the owner:

(a)	furnishes the Corporation with an indemnity bond sufficient, in the discretion of the Board, to protect the Corporation; and

(b)	satisfies any other reasonable requisites imposed by the Corporation from time to time, whether generally or in any particular case.

7.7 Joint Shareholders – If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate or written acknowledgment in respect thereof, and delivery of such certificate or acknowledgment to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate or acknowledgment issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

7.8 Splitting Share Certificates – If a shareholder surrenders a share certificate or acknowledgement to the Corporation with a written request that the Corporation issue in the shareholder’s name two or more share certificates or acknowledgements, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate or acknowledgement so surrendered, the Corporation may cancel the surrendered share certificate or acknowledgement and issue replacement share certificates or acknowledgements in accordance with that request.

7.9 Certificate Fee – There must be paid to the Corporation, in relation to the issue of any share certificate or acknowledgement under Articles 7.6 or 7.8, the amount, if any, determined by the Directors or any officer or agent designated by the Directors, but which must not exceed the amount, if any, prescribed under the Business Corporations Act.

7.9 Avoidance of Multiples – The Corporation may refuse to register more than three persons as joint holders of a share. The Corporation may refuse to issue a certificate or acknowledgement with respect to a fraction of a share.

7.10 Deceased Shareholders – In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

7.11 A Class A share that has been converted to a Class B share and a Class A share that has been redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall not be reissued.

SECTION 8.

DIVIDENDS AND RIGHTS

8.1 Dividends – Subject to the Act and to any other provisions in these Articles from time to time, the Board may from time to time declare dividends payable to the shareholders. Dividends may be paid by issuing fully paid shares or warrants of the Corporation and, subject to the provisions of the Act, in money or property.

8.2 Dividend Cheques – A dividend payable in cash may be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered owner of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered owner at such owner’s recorded address, unless such owner otherwise directs. In the case of joint owners the cheque shall, unless such joint owners otherwise direct, be made payable to the order of all of such joint owners and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.3 Non-Receipt of Cheques – In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.4 Record Date of Dividends and Rights – Subject to compliance with any applicable restrictions imposed by law or the rules or policies of any stock exchange on which any shares of the Corporation are listed, the Board may fix in advance a date, preceding by not more than 2 months the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities. Subject to the provisions of these Articles and to compliance with any requirements imposed by law or the rules or policies of any stock exchange on which any shares of the Corporation are listed, notice of any such record date need not be given. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at 5:00 p.m. on the date on which the resolution relating to such dividend or right to subscribe is passed by the Board.

8.5 Unclaimed Dividends – Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

8.6 Directors may Settle Distribution – The Corporation may pay any such dividend in any one or more such ways or in one or more currencies, to different shareholders as may be authorized by the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value or exchange rate for distribution of specific assets or currencies or any part thereof, and may determine that cash payments or payments in different currencies in substitution for all or any part of the specific assets or currencies to which any shareholders are otherwise entitled shall be made to any shareholders on the basis of the value or exchange rates so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

8.7 Receipt for Joint Owners – If two or more persons are registered as joint owners of any share, any one of them may give an effective receipt for any dividend payable in respect of the share.

8.8 Interest and Fractional Currency Precluded – No dividend shall bear interest against the Corporation. Where the dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency in which such dividend is being paid, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

8.9 Provisions Applicable to Other Payments - This Section 8 shall also apply mutatis mutandis to distributions other than dividends payable in respect of shares.

SECTION 9.

MEETINGS OF SHAREHOLDERS

9.1 Annual General Meetings – The annual general meeting of shareholders shall be held, subject to the requirements of applicable law, at such time in each year and, subject to Article 9.3, at such place as the Board, or (unless otherwise specified by the Board) the chairman of the Board, any vice chairman or deputy chairman of the Board, or the president, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual general meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

9.2 Special General Meetings – The Board shall have power to call a special general meeting of shareholders at any time. Unless otherwise specified by the Board, the chairman of the Board, any Vice-chairman or deputy chairman of the Board or the president shall also have power to call a special general meeting of shareholders at any time.

9.3 Place of Meetings – In addition to any location in British Columbia, any general meeting may be held in: Calgary, Alberta; Toronto, Ontario; Woodstock, Ontario; Newmarket, Ontario; Montreal, Quebec; Quebec City, Quebec; St. John, New Brunswick and St. John’s Newfoundland, as the person or persons calling the meeting may determine and may be held in any other location outside British Columbia approved by a resolution of the Directors.

9.4 Notice of Meetings – Notice of the date, time and location of each meeting of shareholders, and otherwise in compliance with applicable law shall be sent as provided in the Act and other applicable law to such persons as are entitled by law or under these Articles to be sent such notice from the Corporation.

9.5 Document Availability – Except as otherwise provided by the Act or other applicable law, where any business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at the registered office or records office of the Corporation or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting or by such other means as the Directors may determine, including Internet or e-mail transmission.

9.6 Record Date for Notice – Subject to compliance with any applicable restrictions imposed by law or the rules or policies of any stock exchange on which any shares of the Corporation are listed, the Board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 2 months (except for a requisitioned meeting) and not less than the prescribed number of days, as a record date for the determination of the shareholders entitled to notice of the meeting. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be 5 p.m. on the day immediately preceding the first date on which notice is sent.

9.7 Chairman, Secretary and Scrutineers – The chairman of any meeting of shareholders shall, unless the Board otherwise specifies, be the chairman of the Board, if any, or in his or her absence, or upon his or her declining to act, a vice chairman or deputy chairman of the Board, if any, or in the absence of any vice or deputy chairman of the Board, or upon all such vice or deputy chairmen present declining to act, the president of the Corporation, or in his or her absence or upon his or her declining to act, a vice president of the Corporation, if any, who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting the Directors present shall choose one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the shareholders present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent or declines to act, the chairman of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.8 Persons Entitled to be Present – The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat including, without limitation, their duly appointed proxyholders and other representatives entitled to vote on their behalf, the Directors, the secretary, an assistant secretary, any lawyer for the Company, the auditors and others who, although not entitled to vote, are entitled or required under any provision of the Act or Articles to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.9 Quorum – A quorum for the transaction of business at any meeting of shareholders shall be the lesser of the number of shareholders or two persons present in person, each being a shareholder or representative entitled to vote thereat or a duly appointed proxyholder for a shareholder so entitled (and each holding or representing by proxy not less than one of the outstanding shares of the Corporation entitled to be voted at the meeting). If a quorum is present at the opening of the meeting, the shareholders present in person or by proxy may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

9.10 Record Date for Voting – Subject to compliance with any applicable restrictions imposed by law or the rules or policies of any stock exchange on which any shares of the Corporation are listed, for the purpose of determining shareholders entitled to vote at a meeting of shareholders, the Board may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 2 months (except for a requisitioned meeting) or by less than the prescribed number of days from the date on which the meeting is to be held. Subject to the requirements of applicable legislation, if no record date is so fixed, the record date for the determination of the shareholders entitled to vote at the meeting shall be 5 p.m. on the day immediately preceding the meeting.

9.11 Proxies – Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing or in a functionally equivalent electronic form executed by the shareholder or the shareholder’s attorney and in such form as may be prescribed from time to time by the Board (or in such other form as the chairman of the meeting may accept) and that complies with all applicable laws and regulations. A proxy may be revoked

(i)	by an instrument in writing; or

(ii)

by a subsequent proxy executed by the shareholder giving the same or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered either at the registered office of the Corporation no later than 4:30 p.m. on the day preceding the meeting, or at the meeting or any adjournment thereof to the chairman or scrutineer of the meeting before any vote in respect of which the proxy is to be used shall have been taken; or

(iii)	by the shareholder giving the same attending the meeting in person and participating in any vote or ballot; or

(iv)	in any other manner provided by law.

9.12 Time for Deposit of Proxies – The Board may specify in a notice calling a meeting of shareholders, a time before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the Corporation prior to 4:30 p.m. on the day preceding the meeting.

9.13 Joint Shareholders – If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares, but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

9.14 Motions – No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

9.15 Votes to Govern – At any meeting of shareholders every question shall, unless otherwise required by the Articles or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands (or its functional equivalent) or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

9.16 Show of Hands – Any question at a meeting of shareholders shall be decided by a show of hands or the functional equivalent of a show of hands by means of electronic, telephonic or other communication facility, unless a poll thereon is required or demanded as provided in Article 9.17. Upon a show of hands (or its functional equivalent) every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands (or its functional equivalent) shall have been taken upon a question, unless a poll thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question is carried by the necessary majority or defeated is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution or other proceeding in respect of said question, and the result of the vote so taken shall be the decision of the shareholders upon said question.

9.17 Ballots – On any question proposed for consideration at a meeting of shareholders except the appointment of a chair for the meeting, and whether or not a show of hands (or its functional equivalent) has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a poll. A poll must, if so demanded, be demanded promptly after the declaration of the results of a vote taken by a show of hands (or its functional equivalent). A poll so required or demanded shall be taken in such manner and (except for a poll on a question of adjournment which shall be taken immediately) at such time and place (including following the meeting) as the chairman of the meeting shall direct or as provided by the electronic, telephonic or other communication facility through which votes may be cast. The demand for a poll does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which the poll has been demanded. A requirement or demand for a poll may be withdrawn at any time prior to the taking of the poll. If a poll is taken, each person present shall be entitled, in respect of the shares which that person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles (and a shareholder entitled to more than one vote need not cast all the votes in the same way), and the result of the poll so taken shall be the decision of the shareholders upon said question. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chairman of the meeting must determine the same, and his or her determination is final and conclusive.

9.18 Electronic Meetings and Voting – The Board may determine that a meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the Board determines to make one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Board determines to make one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that adequately discloses the intentions of the shareholders and permits a proper tally of the votes to be presented to the Corporation. The instructing of proxyholders may be carried out by means of telephonic, electronic or other communication facility in addition to or in substitution for instructing proxyholders by mail.

9.19 Adjournment – If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and location or to such other date, other time or other location as the chairman specifies on the adjournment, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting shall be a quorum. The chairman at a meeting may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. If any meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.20 Ordinary Resolution as the Default Mode – Unless otherwise provided in the Act, these Articles or other provisions of applicable law or the rules of any stock exchange on the which any shares of the Corporation are listed, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

9.21 Only one Shareholder – Where the Corporation has only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION 10.

DIVISIONS AND DEPARTMENTS

10.1 Creation and Consolidation of Divisions – The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one of more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.

10.2 Name of Division – Subject to applicable law, any division or its sub-units may be designated by such names as the Board may from time to time determine and may transact business under such name subject to any limitations imposed by the Act or any applicable law.

10.3 Officers of Divisions – From time to time the Board or, if authorized by the Board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The Board or, if authorized by the Board, the chief executive officer, may remove at its or his or her pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION 11.

NOTICES

11.1 Method of Giving Notice – Subject to the requirements of any other applicable law, any notice (which term includes any communication or record) or other document required or permitted to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles or otherwise to a shareholder, beneficial owner of shares, Director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s recorded address or if transmitted to the person via facsimile or e-mail at the person’s recorded address (so long as such record contains, respectively a fax number or e-mail address) or if mailed to the person at his recorded address by prepaid ordinary or registered mail. A notice so delivered shall be deemed to have been given and received when it is delivered personally. A notice so transmitted by fax shall be deemed to have been given when it is transmitted and received when it enters the facsimile device operating on the fax number specified in the said recorded address as aforesaid. A notice so transmitted by e-mail shall be deemed to have been given when it is transmitted and received when it enters a mail server or similar device identified by the e-mail address specified in the said recorded address as aforesaid. A notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and received on the day, Saturdays and holidays excepted, following the date of mailing. The secretary or other person designated by the Board or the chief executive officer for such purposes may change or cause to be changed the recorded address of any shareholder, beneficial owner of shares, Director, officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary or such designated person to be reliable.

Altered by Special Resolution effective April 22, 2014 See attached.

11.3 Notice to Joint Shareholders – If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.4 Computation of Time – Except as otherwise required by law, in computing the date when notice must be given under any provision in these Articles requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.5 Undelivered Notices – If any two successive notices given to a shareholder pursuant to this Section are returned, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of such shareholder’s new address.

11.6 Omissions and Errors – The accidental omission to give any notice to any shareholder, beneficial owner of shares. Director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.7 Persons Entitled by Death or Operation of Law – Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person’s furnishing to the Corporation the proof of authority or evidence of such person’s entitlement prescribed by the Act.

11.8 Waiver of Notice – Any shareholder (or such shareholder’s duly appointed proxyholder), beneficial owner of shares, Director, officer, auditor or member of a committee of the Board may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to that person under any provision of the Act, the Articles or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing or in a functionally equivalent electronic form, except a waiver or abridgement of notice of a meeting of shareholders or of the Board which may be given in any manner.

SECTION 12.

ALTERATION OF AUTHORIZED SHARE STRUCTURE,

SHARES, NOTICE OF ARTICLES AND ARTICLES

12.1 Altering Authorized Share Structure – The type of resolution required to effect a change in authorized share structure as contemplated by Section 54(3)(c)(i) of the Act, as from time to time amended, varied or replaced, is an ordinary resolution.

12.2 Altering Special Rights and Restrictions – The type of shareholders’ resolution required to effect the creation, attachment, variation or deletion of special rights and restrictions contemplated by Section 58(2) of the Act, as from time to time amended, varied or replaced, is an ordinary resolution.

12.3 Altering Series where Shares Issued – The type of shareholders’ resolution required to effect the alterations, determinations or authorizations in relation to a series of shares of which there are issued shares contemplated by Section 60(1)(b) of the Act, as from time to time amended, varied or replaced, is an ordinary resolution.

12.4 Altering Notice of Articles – The type of resolution required to alter the Company’s notice of articles as contemplated by Section 257(2)(b)(ii) of the Act, as from time to time amended, varied or replaced, is an ordinary resolution.

12.5 Altering Articles – The type of resolution required to alter the Company’s Articles, pursuant to Section 259(1)(b) of the Act, as from time to time amended, varied or replaced, is an ordinary resolution.

12.6 Procedure at Meetings of Shareholders of a Particular Class or Series – Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes so far as they are applicable, to a class meeting of shareholders holding a particular class or series of shares.

SECTION 13.

PURCHASE, REDEMPTION AND OTHER

ACQUISITION OF SHARES

13.1 Purchase, Redemption or Other Acquisition – Subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the Directors and in compliance with the Act, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attached thereto. If stipulated by the Act, no such purchase, acquisition or redemption shall be made if the Corporation is insolvent at the time of the proposed purchase, acquisition or redemption or if the proposed purchase, acquisition or redemption would render the Corporation insolvent.

13.2 Less than all Shares – If the Corporation proposes at its option to purchase or otherwise acquire or redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be purchased or otherwise acquired or redeemed shall be selected and it is not necessary to purchase or otherwise acquire or redeem the shares rateably among every shareholder who holds shares of the class of shares to be purchased or otherwise acquired or redeemed.

SECTION 14.

BORROWING POWERS

14.1 Borrowing, Financial Assistance and Security – The Directors may from time to time on behalf of the Corporation

(i)	borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(ii)	provide guarantees, indemnities and other financial assistance;

(iii)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Corporation or any other person; and

(iv)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Corporation (both present and future).

14.2 Terms of Debt Instruments – Any bonds, debentures or other debt obligations of the Corporation may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Corporation, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Corporation and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

14.3 Delegation by Directors – For greater certainty, the powers of the Directors under this Section 14 may be exercised by a committee or other delegate, direct or indirect, of the Board authorized to exercise such powers.

14.4 Special Corporations Powers Act – The powers conferred under this Section 14 shall be deemed to include the powers conferred on a company by Division VII of the Special Corporations Powers Act being chapter P-16 of the Revised Statutes of Quebec, 1988, and every statutory provision that may be substituted therefor or for any provision therein.

SECTION 15.

RESERVED FOR FUTURE USE

SECTION 16.

RESERVED FOR FUTURE USE

SECTION 17.

RESERVED FOR FUTURE USE

SECTION 18.

RESERVED FOR FUTURE USE

SECTION 19.

RESERVED FOR FUTURE USE

SECTION 20.

RESERVED FOR FUTURE USE

SECTION 21.

RESERVED FOR FUTURE USE

SECTION 22.

RESERVED FOR FUTURE USE

SECTION 23.

RESERVED FOR FUTURE USE

SECTION 24.

RESERVED FOR FUTURE USE

SECTION 25.

RESTRICTIONS ON THE ISSUE, TRANSFER AND VOTING OF SHARES

25.1 INTERPRETATION: Where used in this Section 25;

“Associate’’ means an associate as defined in the Canada Business Corporations Act, RSC 1985, c.C-44 and amendments thereto and includes persons, firms, associations, corporations, partnerships and other entities acting in concert with the person with respect to whom the term “Associate” is relevant.

‘‘Canadian” means:

(i)	a resident Canadian citizen;

(ii)

a partnership of which a majority of the members is resident Canadian citizens and in which interests representing in value more than fifty (50%) per cent of the total value of the partnership property are owned by resident Canadian citizens;

(iii)	a trust:

(a)	a majority of the trustees of which is resident Canadian citizens; and

(b)	in which beneficial interests representing in value more than fifty (50%) percent of the total value of the trust property are owned by resident Canadian citizens;

(iv)	Her Majesty in right of Canada or of a province or territory of Canada or a municipal corporation or public board or commission in Canada; and

(v)	a body corporate

(a)	incorporated under the laws of Canada or a province;

(b)	of which a majority of the directors are resident Canadian citizens; and

(c)	of which more than fifty (50%) per cent of the voting shares are beneficially owned or over which control or direction is exercised by Canadians.

“Controlled” means controlled in any manner that results in control in fact whether directly through the ownership of shares or indirectly through a trust, a contract, the ownership of shares of any other body corporate or otherwise.

“Direction” means the Direction to the Canadian Radio-television and Telecommunications Commission respecting the eligibility of certain Canadian corporations to hold a broadcasting licence, Order-in-Council SOR/69-590, as amended or replaced from time to time.

“Licence” means a licence, permit, franchise or other authority issued or granted by a governmental authority required to operate or carry on a business or to operate any equipment or device required to carry on a business.

“Mobile Communications Services” means communications services, where either the terminal from which the communication originated or the terminal on which the communication was ultimately received, or both such terminals, are mobile radio communications devices (including, in each case, mobile communications devices that are being used in a fixed mode) and include, but are not limited to, cellular telephone services, paging and mobile voice/data services and the provision of and/or operation of local area personal communications networks.

“Non-Voting Share” means a share of the Company which does not carry voting rights in all circumstances.

“Restricted Class” means the class or description of persons and their Associates whose significant or controlling interest in the shares or in certain classes of shares of the Company is likely to preclude the Company, or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, from being qualified to hold or obtain any Licence pursuant to any Telecommunications Legislation or other Licence required in order to carry on any Telecommunications Business or would cause the Company or any corporation in which the Company has an interest to be in breach of any Telecommunications Legislation or the terms of any such Licence.

“person” includes an individual, firm, corporation, association, trust and any other entity.

“Telecommunications Business” means, at any time, any business of providing, or any business which includes the provision of communications services by means of signals transmitted through any free space or guided transmission medium or any combination thereof including, without limitation, over the air, or by coaxial cable, ordinary wire or fibre optic cable or any combination thereof, in which the Company, or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, is then engaged or is then actively considering a proposal to engage and includes, without limiting the generality of the foregoing, a cable television business, a business providing any Mobile Communications Services and any radio or television broadcasting businesses.

“Telecommunications Legislation” means any law, statute, act, regulation, ordinance, order-in-council or other rule promulgated by any federal, provincial or municipal governmental body or authority having or purporting to have jurisdiction, including, without limitation, any parliament, legislature, privy council, cabinet, cabinet minister or government department, government commission, government board or government council, relating to any Telecommunications Business or which imposes a requirement to obtain a Licence in order to enable the Company, or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, to carry on any Telecommunications Business and includes, without limiting the generality of the foregoing, the Broadcasting Act (Canada), the Direction, the Canadian Radio-television and Telecommunications Commission Act (Canada), the Radiocommunications Act (Canada), the Railway Act (Canada) and the National Telecommunications Powers and Procedures Act (Canada), as amended or replaced from time to time.

“Shares” means Voting Shares and Non-Voting Shares and any other shares of the Company.

“Voting Share” means a share of the Company carrying voting rights in all circumstances or by reason of the occurrence of an event that has occurred and that is continuing, and includes a security currently convertible into such a share and currently exercisable options and rights to acquire a share or such a convertible security.

25.2 VOTING SHARES: The power of the Company to issue any of its Voting Shares (including Class A Voting shares) and the right of the holder of any such share to transfer or vote the same shall be restricted as follows:

25.2.1 GENERAL VOTING SHARE RESTRICTED SHARE PROVISIONS

The power of the Company to issue any Voting Shares and the right of any holder of Voting Shares to transfer or vote such shares, is restricted in the manner hereinafter set out, for the purposes of ensuring that the Company or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations remains qualified to hold or obtain any Licence pursuant to any Telecommunications Legislation or other Licence required in order to carry on any Telecommunications Business and ensuring that the Company or any corporation in which the Company has such an interest is not in breach of any Telecommunications Legislation or the terms of any Licence held by the Company or such corporation required in order to carry on a Telecommunications Business.

25.2.2 REFUSAL TO REGISTER TRANSFERS

(i)

Notwithstanding anything herein otherwise provided, the Directors of the Company shall refuse to register a transfer of any Voting Shares of the Company if the transfer would, in the opinion of the Directors, jeopardize the purposes stated in Article 25.2.1 for which the transfer, voting and issue of Voting Shares are restricted.

(ii)	Without limiting the generality of Subarticle 25.2.2(i), so long as any Telecommunications Legislation shall:

(A)	prohibit the issue of any Licence to the Company, or to any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations; or

(B)

prohibit the retention or renewal of or result in the cancellation of any Licence held by the Company, or held by any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations;

required in order to carry on any Telecommunications Business (or if any terms or conditions of any Licences required in order to carry on any Telecommunications Business held by the Company, or held by any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, would be breached) if shares to which are attached more than a specified percentage of the voting rights attached to all Voting Shares of the Company are held by persons who are members of a Restricted Class constituted under such Legislation (or Licence), a maximum of such specified percentage (or if such Legislation or Licences shall contain more than one such provision, a maximum of the lowest such percentage so specified) of Voting Shares may be held in the aggregate by or for members of the Restricted Class at any relevant time (“Maximum Aggregate Holdings”) and the Directors of the Company shall refuse to register a transfer of any Voting Shares if:

(a)	the total number of Voting Shares held by or on behalf of persons in the Restricted Class exceeds the Maximum Aggregate Holdings and the transfer is to one or more persons in the Restricted Class; or

(b)

the total number of Voting Shares held by or on behalf of persons in the Restricted Class does not exceed the Maximum Aggregate Holdings but the transfer would result in the number of such shares held by persons in the Restricted Class exceeding the Maximum Aggregate Holdings.

(iii)

Without limiting the generality of Subarticles 25.2.2(i) and (ii), so long as the Direction shall prohibit the Canadian Radio-television and Telecommunications Commission from issuing a Licence under the Broadcasting Act to the Company (or to any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations) or renewing any such Licence held by the Company (or by any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations) if the number of votes attached to Voting Shares of the Company held by members of the Restricted Class under the Direction exceeds 20% (or some different specified percentage) of the aggregate voting rights attached to all Voting Shares of the Company, Voting Shares to which are attached a maximum of 20% (or such different specified percentage) of the voting rights attached to all the issued and outstanding Voting Shares of the Company may be held in the aggregate by or for persons who are members of such Restricted Class at any relevant time.

(iv)

Without limiting the generality of Subarticle 25.2.2(i), the Directors of the Company may refuse to register a transfer of any Voting Shares of the Company if such transfer could require the prior approval of the Canadian Radio-television and Telecommunications Commission or any other governmental body or authority having or purporting to have jurisdiction.

25.2.3 REFUSAL TO ALLOT OR ISSUE

(i)

The Directors of the Company shall not allot or issue a Voting Share of the Company to a person in the Restricted Class in circumstances where the Directors would be required under Subarticle 25.2.2 to refuse to register a transfer of such a share to such person.

(ii)	For the purposes of Subarticle (i), the Directors may count as issued shares any Voting Shares that the Company is currently offering to its shareholders or prospective shareholders.

25.2.4 REFUSAL TO PERMIT VOTE

Whenever in the opinion of the Directors of the Company, the purposes as stated in Article 25.2.1 for which the transfer, voting and issue of the Voting Shares are restricted would be jeopardized by the exercise of the voting rights attached to Voting Shares held by or on behalf of persons in the Restricted Class, the Directors may by resolution at any time and from time to time direct that no person may exercise the voting rights attached to Voting Shares held by or on behalf of one or more persons in the Restricted Class.

25.2.5 MATTERS WHICH DIRECTORS CAN CONSIDER IN EXERCISING THEIR POWERS IN RESPECT OF VOTING SHARES

In considering whether the transfer, voting or issue of a voting share would, in the opinion of the Directors, jeopardize the purposes stated in Article 25.2.1 for which the transfer, voting and issue of voting shares are restricted and in exercising their powers under Articles 25.2.2, 25.2.3 and 25.2.4, the Directors may have regard, among other things, to the likelihood that outstanding rights to purchase any shares of the Company might be exercised by persons who are members of the Restricted Class, and to the likelihood that shares of the Company registered in the name of persons who are not members of the Restricted Class are in fact beneficially owned by persons who are members of the Restricted Class.

25.2.6 RULES

(i)

The Directors of the Company may from time to time make, amend or repeal any rules required to administer the restricted share provisions set out in this Article 25.2 and in Article 25.3, including, without limitation, rules:

(a)	to require any person in whose name Voting Shares are registered to furnish a statutory declaration under the Canada Evidence Act declaring whether:

(A)	the shareholder is the beneficial owner of the shares of the Company or holds them for a beneficial owner and if so, identifying the beneficial owner;

(B)	the shareholder or beneficial owner of shares is an Associate of any other shareholder and if so, identifying the other shareholder or beneficial owner;

(C)	the shareholder or beneficial owner is a Canadian; and

(D)

the shareholder is subject to any arrangement requiring the shareholder to act in concert with respect to the shareholder’s interest in the Company with any other shareholder or beneficial owner of shares and if so, identifying the other shareholder or beneficial owner and disclosing particulars of the arrangement, and declaring any further or other facts the Directors consider relevant including, without limiting the generality of the foregoing, whether or not a body corporate which is a shareholder or which is the beneficial owner of shares is an eligible Canadian corporation within the meaning of the Direction or any other applicable Telecommunications Legislation;

(b)

to require any person seeking to have a transfer of a Voting Share registered in that person’s name or to have a Voting Share issued to that person to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (i)(a); and

(c)	to determine the circumstances in which declarations are required, their form, content and the times when they are to be furnished.

(ii)

Where a person is required to furnish a declaration pursuant to a rule made under Subarticle (i), the Directors may refuse to register a transfer of a Voting Share to that person or to issue a Voting Share to that person until that person has furnished such a declaration and such person shall not be entitled to vote at any meeting of Shareholders held thereafter unless that person provides such declaration forty-eight (48) hours prior to the date and time of any such meeting.

(iii)	In administering these provisions, the Directors, any officer, employee or agent of the Company may rely upon:

(a)	a statement made in a declaration furnished under Subarticle (i) or (ii); and

(b)	the knowledge of such Directors or any officer, employee or agent,

and the Company, its Directors, officers, employees and agents are not liable for anything done or omitted by them in good faith in reliance upon such statements or knowledge.

(iv)

Where the Directors are required to determine the total number of Voting Shares of the Company held by or on behalf of persons who are members of the Restricted Class, the Directors may calculate the number of such shares as the total of:

(a)	the Voting Shares held by every shareholder whose latest address as shown in the securities register is outside Canada; and

(b)

the Voting Shares held by every shareholder whose latest address as shown in the securities register is in Canada but who, to the knowledge of a Director, officer, employee or agent of the Company is not a Canadian.

(v)

The Directors may rely on the securities register of the Company to make the calculation under Subarticle (iv) as of the date that is not earlier than four (4) months before the date on which the calculation is made.

25.2.7 DISCLOSURE

The Directors shall cause to be noted conspicuously the general nature of these provisions in every:

(i)	certificate representing Voting Shares;

(ii)	management proxy circular;

(iii)	prospectus, statement of material facts, registration statement or similar document; and

(iv)	take-over bid circular where the consideration for the shares of the offeree corporation is in whole or in part securities of the Company.

25.3 NON-VOTING SHARES: The restrictions on the transfer of Non-Voting Shares (including, without limitation, the Class B

Non-Voting shares) (as well as for the purpose of Subarticles 25.3.2(i) and (ii), other Shares) shall be as follows:

25.3.1 GENERAL NON-VOTING SHARE RESTRICTED SHARE PROVISIONS

The right of any holder of Non-Voting Shares to transfer such shares, is restricted in the manner hereinafter set out, for the purposes of ensuring that the Company, or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, remains qualified to hold or obtain any Licence pursuant to any Telecommunications Legislation or other Licence required in order to carry on any Telecommunications Business and ensuring that the Company or any corporation in which the Company has such an interest is not in breach of any Telecommunications Legislation or the terms of any Licence held by the Company or such corporation required in order to carry on a Telecommunications Business.

25.3.2 REFUSAL TO REGISTER TRANSFERS

(i)

Notwithstanding anything herein otherwise provided, the Directors of the Company shall refuse to register a transfer of any Non-Voting Shares of the Company if the transfer would, in the opinion of the Directors, jeopardize the purposes stated in Article 25.3.1 for which the transfer of Non-Voting Shares is restricted.

(ii)	Without limiting the generality of Subarticle 25.3.2(i), so long as any Telecommunications Legislation shall:

(A)	prohibit the issue of any Licence to the Company, or to any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations; or

(B)

prohibit the retention or renewal of or result in the cancellation of any Licence held by the Company, or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations;

required in order to carry on any Telecommunications Business, (or if any terms or conditions of any Licences necessary to carry on any Telecommunications Business held by the Company or held by any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, would be breached) if shares representing more than a specified percentage of the aggregate paid-up capital of the Company are held by persons who are members of a Restricted Class constituted under such Legislation (or Licence), the Directors of the Company shall refuse to register a transfer of any Non-Voting Shares or other Shares to any person who is a member of the Restricted Class if:

(a)

Shares held by or on behalf of persons in the Restricted Class represent more than such specified percentage (or if such Legislation (or Licence) shall contain more than one such provision, the lowest such percentage so specified) (the “Paid-Up Capital Maximum Percentage”) of the aggregate paid-up or stated capital of the Company; or

(b)

Shares held by or on behalf of persons in the Restricted Class do not represent more than the Paid-Up Capital Maximum Percentage of the aggregate paid-up capital of the Company, but the transfer would result in the paid-up capital represented by such shares held by persons in the Restricted Class to exceed the Paid-Up Capital Maximum Percentage of the aggregate paid-up or stated capital of the Company.

(iii)

Without limiting the generality of Subarticles 25.3.2(i) and (ii), so long as the Direction shall prohibit the Canadian Radio-television and Telecommunications Commission from issuing a Licence under the Broadcasting Act to the Company (or to or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations) or renewing any such Licence held by the Company (or by or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations) if Shares representing 20% (or some different specified percentage) of the aggregate paid-up capital of the Company, no Non-Voting Share and no other Share shall be transferred to a person who is a member of the Restricted Class under the Direction if, immediately following its transfer, Shares representing more than twenty (20%) per cent of the aggregate paid-up capital of the Company (or such different percentage thereof as may be specified, from time to time, under the Direction) would be held by or on behalf of persons who are members of such Restricted Class.

(iv)

In considering whether a transfer of a Non-Voting Share or other Share would, in the opinion of the Directors, jeopardize the purposes stated in Article 25.3.1 for which the transfer of Non-Voting Shares is restricted and in exercising their powers under this Article 25.3.2, the Directors may have regard, among other things, to the likelihood that outstanding rights to purchase any Shares might be exercised by persons who are members of the Restricted Class and to the likelihood that Shares registered in the name of persons who are not members of the Restricted Class are in fact beneficially owned by persons who are members of the Restricted Class.

25.3.3 RULES

(i)

The Directors of the Company may from time to time make, amend or repeal any rules required to administer the restrictions and constraints on transfer set out in this Article 25.3, including, without limitation, rules:

(a)	to require any person in whose name Non-Voting Shares are registered to furnish a statutory declaration under the Canada Evidence Act declaring whether:

(A)	the shareholder is the beneficial owner of the shares of the Company or holds them for a beneficial owner and if so, identifying the beneficial owner, and

(B)	the shareholder or beneficial owner is a Canadian,

and declaring any further or other facts as the Directors consider relevant including, without limiting the generality of the foregoing, whether or not a body corporate which is a shareholder or which is the beneficial owner of shares is an eligible Canadian corporation within the meaning of the Direction;

(b)

to require any person seeking to have a transfer of a Non-Voting Share registered in that person’s name or to have a Non-Voting Share issued to that person to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (i)(a); and

(c)	to determine the circumstances in which declarations are required, their form, content and the times when they are to be furnished.

(ii)

Where a person is required to furnish a declaration pursuant to a rule made under Subarticle (i), the Directors may refuse to register a transfer of a Non-Voting Share to that person until that person has furnished such a declaration.

(iii)	In administering these provisions, the Directors and any officer, employee or agent of the Company may rely upon:

(a)	a statement made in a declaration furnished under Subarticle (i) or (ii), and

(b)

the knowledge of such Directors or any officer, employee or agent, and the Company, its Directors, officers, employees and agents are not liable for anything done or omitted by them in good faith in reliance upon such statements or knowledge.

(iv)

Where the Directors are required to determine the number of Shares held by or on behalf of persons who are members of a Restricted Class, the Directors may calculate the number of such shares as the total of:

(a)	the shares held by every shareholder whose latest address as shown in the securities register is outside Canada, and

(b)

the shares held by every shareholder whose latest address as shown in the securities register is in Canada but who, to the knowledge of a Director, officer, employee or agent of the Company is not a Canadian.

(v)

The Directors may rely on the securities register of the Company to make the calculation under Subarticle (iv) as of the date that is not earlier than four (4) months before the day on which the calculation is made.

25.3.4 DISCLOSURE

The	Directors shall cause to be noted conspicuously the general nature of these provisions in every:

(i)	certificate representing Non-Voting Shares issued hereafter,

(ii)	management proxy circular,

(iii)	prospectus, statement of material facts, registration statement or similar document; and

(iv)	take-over bid circular where the consideration for the shares of the offeree corporation is in whole or in part securities of the Company.

SECTION 26.

SPECIAL RIGHTS & RESTRICTIONS WITH RESPECT TO

THE CLASS A SHARES AND THE CLASS B SHARES

The special rights, privileges, restrictions and conditions attached to the Class A Voting shares (hereinafter in these Articles the “Class A shares”) and the Class B Non-Voting shares (hereinafter in these Articles the “Class B shares”) are as follows:

26.1 The holders of the Class B shares shall be entitled to receive dividends from any funds of the Company at the time legally available for dividends, if, as and when declared by the Board at the rate of up to Five Cents (5¢) per share per annum. The holders of the Class A shares shall be entitled to receive dividends from any funds of the Company at the time legally available for dividends, if, as and when declared by the Board at the rate of up to Five Cents (5¢) per share per annum. The holders of the Class A shares shall be entitled to receive dividends from any funds of the Company at the time legally available for dividends, if, as and when declared by the Board at the rate of up to Five Cents (5¢) per share per annum, provided that no such dividend shall be paid in any year unless and until there shall have been paid or set aside in such a year a dividend at the rate of Five Cents (5¢) per share per annum on the Class B shares. Thereafter, the Class A shares and the Class B shares shall participate equally share for share as to dividends and all dividends which the directors may determine to declare and pay in any year on the Class A shares and the Class B shares shall be declared and paid or set aside in equal or equivalent amounts per share on all the Class A shares and all the Class B shares at the time outstanding without preference or distinction.

26.2 Neither the Class A shares nor the Class B shares shall be subdivided, consolidated, reclassified or otherwise changed in number of outstanding shares unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise so changed in the same proportion and in the same manner.

26.3 In the event of the liquidation, dissolution or winding up of the Company or other distribution of property and assets of the Company among its shareholders for the purpose of winding up its affairs or for any other purpose, notwithstanding any difference between the amount of capital paid on the Class A shares and the amount of capital paid on the Class B shares, or the fact that the Class B shares are par value shares, whereas the Class A shares are not, all the property and assets of the Company available for distribution to the holders of the Class A shares and Class B shares shall be paid or distributed equally share for share to the holders of Class A shares and the Class B shares respectively, without preference or distinction except that the provisions of this Article 26.3 shall be subject to the preferences as to dividends stated in Article 26.1.

26.4 The Class A shares shall entitle the holders thereof to receive notice of and to attend and to vote in respect of each Class A share held at any and all meetings of the shareholders of the Company other than any meetings of the holders of a particular class of shares of which the Class A shares do not form a part. Each holder of one or more Class A shares shall be entitled as such to fifty votes in respect of each Class A share held. The Class B shares shall entitle the holders thereof to receive notice of and to attend, but not to vote, at any and all meetings of the shareholders of the Company other than any meetings of the holders of a particular class of shares of which the Class B shares do not form a part.

26.5 Each holder of Class A shares shall be entitled at the holder’s option (subject as hereinafter provided) to have all or any of the Class A shares held by the holder converted into Class B shares as the same shall be constituted at the time of conversion upon the basis of one Class B share for each Class A share in respect of which the conversion right is exercised. Such conversion right may be exercised at any time or from time to time, except when the transfer books of the Company are closed, by notice in writing to the transfer agent for the Class B shares of the Company accompanied by the certificate or certificates representing Class A shares and such notice shall be signed by the person registered on the records of the Company as the holder of the Class A shares in respect of which such right is being exercised or by the person’s duly authorized attorney and shall specify the number of Class A shares which the holder desires to have converted. Upon receipt of such notice, the Company shall issue certificates representing Class B shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class A shares represented by the certificate or certificates accompanying such notice. If less than all the Class A shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Class A shares representing the shares comprised in the original certificate which are not to be converted.

26.6 All shares resulting from any conversion of issued and fully paid Class A shares shall be deemed to be fully paid and non-assessable.

26.7 Save as herein stated, each Class A share and each Class B share shall have the same rights and attributes and be the same in all respects.

26.8 Notwithstanding the preferential dividend rights attached to the Class B shares as hereinbefore provided and notwithstanding that any declared monetary amount of any stock dividend paid on one class of shares may be different from the declared monetary amount of the stock dividend paid simultaneously on the other class of shares, the Board may, at any time and from time to time, declare and pay a stock dividend:

(i)

payable in Class A shares on the Class A shares; provided that at the same time a stock dividend payable either in Class A shares or in Class B shares is declared and paid in the same number of shares per share on the Class B shares;

(ii)

payable in Class B shares on the Class A shares; provided that at the same time a stock dividend payable either in Class A shares or in Class B shares is declared and paid in the same number of shares per share on the Class B shares;

(iii)

payable in Class A shares on the Class B shares; provided that at the same time a stock dividend payable either in Class A shares or in Class B shares is declared and paid in the same number of shares per share on the Class A shares; or

(iv)

payable in Class B shares on the Class B shares; provided that at the same time a stock dividend payable either in Class A shares or in Class B shares is declared and paid in the same number of shares per share on the Class A shares.

SECTION 27.

SPECIAL RIGHTS AND RESTRICTIONS WITH RESPECT TO THE PREFERRED SHARES

27.1 PREFERRED SHARES: The special rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be as follows:

27.1.1 The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before issuance of such series, be fixed by the Directors by resolution in accordance with the procedure set forth in the Act respecting the issuance of shares in series.

27.1.2 The Directors of the Company may (subject to the limitations set forth in these Articles and in the Act) fix by resolution in accordance with the procedure set forth in the Act respecting the issuance of shares in series and prior to the issuance of any shares of a particular series of Preferred Shares authorized to be issued, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of that particular series, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative, the dates of payment thereof, the right, if any, to participate in further dividends and other distributions by the Company, the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of the Preferred Shares of such series to require the redemption thereof, the voting rights and conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Preferred Shares of such series.

27.1.3 When in the case of any Preferred Shares, any fixed cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with the respective terms thereof, the Preferred Shares of all series then issued and outstanding shall participate rateably in respect of accumulated dividends, if any, in accordance with the sums which would be payable on the Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums, if any, which would be payable on such return of capital if all sums so payable were paid in full.

27.1.4 The Preferred Shares shall be entitled to preference over the Class A shares and Class B shares of the Company and any other shares of the Company ranking junior to the Preferred Shares with respect to fixed dividends, if any, that may be payable on the Preferred Shares or any series of them by their respective terms and no dividends shall at any time be declared or paid on or set aside for payment on such Class A shares or Class B shares or any other shares of the Company ranking junior to the Preferred Shares unless and until all fixed dividends up to and including the dividend payable for the last completed period for which such fixed dividends shall be payable on each series of Preferred Shares then issued and outstanding, shall have been declared and paid or set aside for payment at the date of such declaration or payment or setting aside for payment on such Class A shares or Class B shares or any other shares of the Company ranking junior to the Preferred Shares; provided that if the Directors of the Company so specify in the rights, privileges, restrictions and conditions attached to a particular series of Preferred Shares authorized to be issued, nothing herein shall prevent the Preferred Shares of such series participating in dividends that are not fixed as to amount, subject to such limitations as the Directors may provide in such rights, privileges, restrictions and conditions, on a share for share basis or otherwise, as the Directors may provide in such rights, privileges, restrictions and conditions, on a parity with the Class A shares or Class B shares or any other shares of the Company ranking junior to the Preferred Shares. The Preferred Shares may also be given such other preferences over the Class A shares or Class B shares of the Company and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the Directors of the Company in the respective rights, privileges, restrictions and conditions attached to each series from time to time authorized to be issued.

27.1.5 No rights, privileges, restrictions or conditions attached to a series of Preferred Shares authorized to be issued hereunder shall confer upon a series of Preferred Shares a priority in respect of cumulative dividends or return of capital over any other series of Preferred Shares then issued and outstanding.

27.1.6 Subject to the provisions of the Act and the provisions attached to any particular series of Preferred Shares, Preferred Shares of any series, if so provided in the rights, privileges, restrictions and conditions attached to such series, may be purchased for cancellation or made subject to redemption at the option of the Company or the holder thereof at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the Preferred Shares of such series.

27.1.7 Subject to the provisions of the Act and the provisions attached to any particular series of Preferred Shares, Preferred Shares of any series, if so provided in the rights, privileges, restrictions and conditions attached to such series, may be converted into any other series of Preferred Shares or into any other securities of the Company or any other corporation or other issuer of securities, at such times and upon such terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the Preferred Shares of such series.

27.1.8 Subject to the provisions of the Act, no holder of Preferred Shares shall be entitled, as such, to any pre-emptive right to subscribe for the purchase or to receive any part of any issue of shares, or of bonds, debentures or other securities of the Company whether now or hereafter authorized or issued; provided, however, that notwithstanding the foregoing, if so specified in the rights, privileges, restrictions and conditions attached to a particular series of Preferred Shares authorized to be issued, the holders of such series of Preferred Shares may be given a pre-emptive right to subscribe for the purchase or to receive all or a part of the issue of shares or of bonds, debentures or other securities of the Company whether now or hereafter authorized or issued upon such terms and conditions as may be specified in such rights, privileges, restrictions and conditions.

27.1.9 The special rights, privileges, restrictions and conditions attached to the Class A shares and Class B shares are subject in all respects to the rights, privileges, restrictions and conditions attached to the Preferred Shares hereinbefore provided and to the rights, privileges, restrictions and conditions attached to any series of Preferred Shares hereinafter issued and outstanding.

27.1.10 Notwithstanding any other provision of this Section 27, the Directors of the Company may not by resolution or otherwise attach any right, privilege, restriction, or condition to any series of Preferred Shares that is designated by the Directors of the Company after May 30, 2003 or whose rights, privileges, restrictions or conditions are altered or varied pursuant to Article 27.1.11, that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Company, and the Preferred Shares of any such series shall have no right to vote at any general meeting of the Company.

27.1.11 The Directors may by resolution do one or more of the following in relation to a series of shares to be issued or a series of shares of which there are no issued shares:

(i)

determine the maximum number of shares of any of the series of shares that the Company is authorized to issue, determine that there is no maximum number or alter any determination made under this clause (i), and authorize the alteration of the notice of articles accordingly;

(ii)

alter the Articles, and authorize the alteration of the notice of articles, to create an identifying name by which the shares of any of the series of shares that the Company is authorized to issue may be identified or to alter any identifying name created under this clause (ii);

(iii)

alter the Articles, and authorize the alteration of the notice of articles, to attach special rights or restrictions to the shares of any of the series of shares that the Company is authorized to issue or to alter any such special rights or restrictions.

SERIES XXVII PREFERRED SHARES

27.2 In addition to the special rights, privileges, restrictions, and conditions attached to the Preferred Shares as a class, the Series XXVII Preferred Shares shall have attached thereto the following further rights, privileges, restrictions and conditions:

27.2.1 Redemption Privilege. Subject to the provisions of the Act, and provided that all dividends accrued up to the date of redemption on the Series XXVII Preferred shares then outstanding have been declared and paid, the Corporation may, upon giving notice or upon notice being waived as hereinafter provided, redeem the whole or any part of the Series XXVII Preferred Shares on payment for each such share to be redeemed of the amount of $1,000 (the “Redemption Price”). The Redemption Price may, at the

option of the Corporation, be paid and satisfied in whole or in part: (a) by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand, provides for interest after the date of issuance on the unpaid balance at a rate equal to the annual rate established by The Toronto-Dominion Bank at its head office in Toronto, Ontario from time to time as being its reference rate of interest used by it to determine the rates of interest it will charge for loans made in Canada in Canadian dollars to its preferred commercial customers (hereinafter referred to as “Prime”) plus one and one-half percent (1 1/2%) per annum, calculated and payable monthly in arrears on the last date of each month, and provides that the balance of any interest accrued and unpaid to the date on which the principal amount is paid shall be due and payable on such date and that any interest not paid on its due date shall itself bear interest at the above rate, compounded monthly and entitles the Corporation to prepay the whole or any part of the unpaid principal under such promissory note, upon payment of interest accrued on the unpaid principal balance to the date of payment; or (b) by the assignment or endorsement in favour of the holder of a promissory note made by an affiliate (as such term is defined in the Act, as amended from time to time, or any successor legislation) for a principal sum or for a portion of the principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and which the board of directors in their discretion has determined has a value not less than the value of a promissory note of the Corporation for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note of the affiliate, which might be issued under clause (a) of this Article 27.2.1. In case a part only of the then outstanding Series XXVII Preferred Shares is at any time to be redeemed, subject to applicable law, the shares so to be redeemed shall be selected in such manner as the directors in their discretion shall decide and need not be redeemed pro rata or selected by lot. The Corporation shall, at least one (1) day before the date specified for redemption, send to each person who at the date of sending is a registered holder of Series XXVII Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series XXVII Preferred Shares, or alternatively, notice may be waived or the time for the sending of the notice may be waived at any time with the consent in writing of the holders of such Series XXVII Preferred Shares to be redeemed. Notice may be mailed in a pre-paid envelope addressed to each such shareholder at its address as it appears in the records of the Corporation or its transfer agent, or alternatively, such notice may be delivered personally to such shareholder; provided, however, that accidental failure to give any such notice to one or more such shareholders shall not affect the validity of the redemption. Such notice shall set out the Redemption Price and the date of redemption. If notice of any such redemption has been given by the Corporation or waived in the manner aforesaid and an amount sufficient to redeem the shares has been paid (whether in cash or by promissory note, as above provided) to the holder of the Series XXVII Preferred Shares to be redeemed or deposited in a special account with any trust company or chartered bank in Canada, the holders thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor. Series XXVII Preferred Shares redeemed as aforesaid shall be cancelled.

27.2.2 Cumulative Dividends. The holders of the Series XXVII Preferred Shares shall be entitled to receive, subject to the provisions of the Act, as amended from time to time, or any successor legislation, fixed, cumulative cash dividends at the rate of Prime plus one and three-quarter percent (1 3/4%) per annum of the Redemption Price. Dividends on the Series XXVII Preferred Shares shall accrue on a daily basis from the date of original issue, shall be calculated on the basis of a 365 day year and, save as hereinafter provided, shall be payable quarterly in lawful money of Canada on the first day following the last day in the month of each of March, June, September and December, other than a Saturday or Sunday, on which the main branch of The Toronto-Dominion Bank in Toronto, Ontario, is open for business (each an “Established Dividend Payment Date”). Alternatively, if the directors so determine, dividends shall be payable on any day (an “Alternate Dividend Payment Date”) following the immediately preceding Established Dividend Payment Date and before the next Established Dividend Payment Date. An Established Dividend Payment Date and an Alternate Dividend Payment Date are each hereinafter referred to as a “Dividend Payment Date”.

If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series XXVII Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on the first date thereafter on which the Corporation shall have sufficient monies properly applicable to the payment of same. The holders of Series XXVII Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative dividends herein provided for.

The Corporation shall not redeem or purchase for cancellation any Series XXVII Preferred shares then outstanding unless all dividends accrued on the Series XXVII Preferred shares up to the date of redemption or purchase have been declared and paid.

The Corporation shall not call for redemption or redeem or purchase for cancellation or make any capital distribution in respect of or otherwise pay off or retire any shares of the Corporation ranking on a parity with or junior to the Series XXVII Preferred Shares unless all dividends on the Series XXVII Preferred Shares up to and including the dividend payable on the immediately preceding Dividend Payment Date shall have been declared and paid or set aside for payment at the date of such call for redemption, redemption, purchase, distribution, retirement or other payment off.

27.2.3 Purchase by the Corporation. Subject to the Act, as amended from time to time, or any successor legislation, and provided that all dividends accrued up to the date of the purchase on the Series XXVII Preferred shares then outstanding have been declared and paid, the Corporation may at any time or from time to time purchase for cancellation the whole or any part of the Series XXVII Preferred Shares outstanding from time to time at the lowest price at which in the opinion of the directors of the Corporation such shares are obtainable, but such price shall not in any case exceed the Redemption Price, plus costs of purchase, and any shares so purchased shall be cancelled.

27.2.4 Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of property or assets among its shareholders for the purpose of winding up its affairs, the holders of the Series XXVII Preferred Shares shall be entitled to receive an amount equal to the Redemption Price, together with an amount equal to all unpaid cumulative dividends which shall have accrued thereon, whether or not declared, and which, for such purpose, shall be treated as accruing up to the date of such distribution, before any amount shall be paid or any property or assets shall be distributed to the holders of the Class A shares or Class B shares or any shares of any other class ranking junior to the Series XXVII Preferred Shares with respect to the return of capital. After payment to the holders of the Series XXVII Preferred Shares of the amounts so payable to them, they shall not be entitled to share further in the distribution of the property or assets of the Corporation.

27.2.5 No Right to Notice of Meetings or to Vote. Subject to the Act, as amended from time to time, or any successor legislation, the holders of the Series XXVII Preferred Shares shall not be entitled as such to receive of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting.

SERIES XXX PREFERRED SHARES

27.3 In addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares, as a class, the Series XXX Preferred Shares shall have attached thereto the following further rights, privileges, restrictions and conditions:

27.3.1 Redemption Privilege.

(a)

Redemption Right. Subject to the provisions of the Act, as amended from time to time, or any successor legislation, the Corporation may, upon giving notice or upon notice being waived as hereinafter provided, redeem the whole or any part of the Series XXX Preferred shares on payment for each such share to be redeemed of the amount of One Thousand Dollars ($1,000) (the “Redemption Amount”), together with an amount equal to all declared and unpaid non-cumulative dividends thereon up to the date of such redemption (the Redemption Amount plus the amount of such declared and unpaid dividends are hereinafter called the “Redemption Price”).

(b)

Payment of Redemption Price by Promissory Note or Property. The Redemption Price may, at the option of the Corporation, be paid and satisfied in whole or in part: (1) by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand, and which provides for interest after the date the promissory note is made on the unpaid principal balance at a rate equal to the annual rate established by The Toronto-Dominion Bank at its head office in Toronto, Ontario from time to time as being its reference rate of interest used by it to determine the rates of interest it will charge for loans made in Canada in Canadian dollars to its preferred commercial customers (hereinafter referred to as “Prime”), plus two percent (2%) per annum, calculated and payable monthly in arrears on the last date of each month, provided that the balance of any interest accrued and unpaid to the date on which the principal amount is paid shall be due and payable on such date and that any interest not paid on its due date shall itself bear interest at the above rate, compounded monthly and that such promissory note shall entitle the Corporation to prepay the whole or any part of the unpaid principal under such promissory note, upon payment of interest accrued on the unpaid principal balance to the date of payment; or (2) by the assignment or endorsement in favour of the holder of a promissory note made by an affiliate (as such term is defined in the Business Corporations Act, as amended from time to time, or any successor legislation) for a principal sum or for a portion of the principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and which the board of directors of the Corporation in its discretion has determined has a value not less than the value of a promissory note of the Corporation for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note of the affiliate, which might be issued under clause (1) of this Subarticle 27.3.1(b); or (3) by the transfer and assignment to the holder by the Corporation of property of the Corporation which the board of directors of the Corporation in its discretion has determined has a value not less than the Redemption Price, or such part thereof as is to be satisfied by such property.

(c)

Partial Redemption. In case a part only of the then outstanding Series XXX Preferred shares is at any time to be redeemed, the shares so to be redeemed shall, subject to applicable law, be selected in such manner as the directors in their discretion shall decide and need not be redeemed pro rata or selected by lot and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares.

(d)

Notice of Redemption and Rights of Holders. The Corporation shall, at least one (1) day before the date specified for redemption, send to each person who at the date of sending is a registered holder of Series XXX Preferred shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series XXX Preferred shares, or alternatively, notice may be waived or the time for sending of the notice may be waived at any time with the consent in writing of holders of such Series XXX Preferred shares to be redeemed. Notice may be mailed in a prepaid envelope addressed to each such shareholder at his address as it appears on the records of the Corporation or its transfer agent, or alternatively, such notice may be delivered personally to such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of the redemption. Such notice shall set out the Redemption Price and the date of redemption. If notice of any such redemption be given by the Corporation or waived in the manner aforesaid and an amount sufficient to redeem the shares has been paid (whether in cash or by promissory note or by the transfer and assignment of property, as above provided) to the holder of the Series XXX Preferred shares to be redeemed or deposited with any trust company or chartered bank in Canada, on or before the date fixed for redemption, the holders thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor, and except, for greater certainty, to receive any declared and unpaid dividends on such shares. Series XXX Preferred shares redeemed as aforesaid shall be cancelled.

27.3.2 Retraction Privilege.

(a)

Tender and Request. Subject to the provisions of the Act, the registered holders of Series XXX Preferred shares shall be entitled to require the Corporation to redeem at any time and from time to time all or any part of the Series XXX Preferred shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its head office a share certificate representing the Series XXX Preferred shares which the registered holder desires to have the Corporation redeem together with a request in writing specifying;

(A)	that the registered holder desires to have all or a specified number of the Series XXX Preferred shares represented by such certificate redeemed by the Corporation; and

(B)

the business day (in this Article 27.3.2 referred to as the “redemption date”) on which the holder desires to have the Corporation redeem such Series XXX Preferred shares. Requests in writing shall specify a redemption date which shall be not less than four (4) days after the date on which the request in writing is given to the Corporation, unless the Corporation consents in writing to an earlier redemption date. The registered holders of any Series XXX Preferred shares may, with the consent of the Corporation, revoke such request prior to the redemption date. Subject to receipt of a share certificate representing the Series XXX Preferred shares which the registered holder desires to have the Corporation redeem together with such a request, the Corporation shall on the redemption date, redeem such Series XXX Preferred shares by paying to such registered holder an amount equal to the Redemption Price.

(b)

Payment by Promissory Note or by Property. The aggregate Redemption Price of all Series XXX Preferred shares held by a holder which are redeemed may, at the option of the Corporation, be satisfied in whole or in part by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the aggregate Redemption Price or such part thereof as is to be satisfied by the promissory note, or by the assignment or endorsement in favour of the holder of a promissory note made by an affiliate for a principal sum or a portion of the principal sum equal to the aggregate Redemption Price or such part thereof as is to be satisfied by the promissory note, or by the transfer and assignment of property of the Corporation having a value equal to the aggregate Redemption Price or such part thereof as is to be satisfied by the transfer and assignment of the property on the terms provided in Subarticle 27.3.1(b) above.

(c)

Rights of Holders. From and after the redemption date, the holders of the Series XXX Preferred shares to be redeemed shall thereafter have no rights against the Corporation in respect thereof unless payment of the Redemption Price (whether in cash or by a promissory note or by the transfer and assignment of property, as above provided) is not made on the redemption date, in which event the rights of the holders of the said shares shall remain unaffected. Series XXX Preferred shares redeemed as aforesaid shall be cancelled.

27.3.3 Price Adjustment. If at any time when any Series XXX Preferred shares are issued and outstanding, the Corporation determines that the aggregate fair market value of all property transferred or sold to the Corporation in exchange for Series XXX Preferred shares (the “Acquired Property”) is greater or less than the aggregate of the Redemption Price of all Series XXX Preferred shares issued in connection with the acquisition of the Acquired Property, and all of the holders of the issued and outstanding Series XXX Preferred shares concur in such determination, then the resultant deficiency or excess in the aggregate of the Redemption Price of all Series XXX Preferred shares issued in connection with the acquisition of the Acquired Property shall be divided by the aggregate number of Series XXX Preferred shares issued in connection with the acquisition of the Acquired Property (whether or not then outstanding) and the Redemption Price shall be increased or decreased by the resultant quotient accordingly.

27.3.4 Non-Cumulative Dividends. The holders of the Series XXX Preferred shares shall, in each fiscal year of the Corporation, in preference and priority to any payment of dividends on any other shares of the Corporation ranking junior to the Series XXX Preferred shares for such year, be entitled to receive, subject to the provisions of the Act, as and when declared by the directors out of moneys of the Corporation properly applicable to dividends, non-cumulative cash dividends at the rate of nine and one half percent (9.5%) per annum of the Redemption Amount for such shares. Dividends on the Series XXX Preferred shares issued in a fiscal year shall be calculated from their respective dates of issue. The directors shall be entitled, from time to time, to declare part of the non-cumulative cash dividend for any fiscal year notwithstanding that such dividend for such fiscal year shall not be declared in full. If in any fiscal year of the Corporation the directors in their discretion shall not declare the said dividend or any part thereof on the Series XXX Preferred shares for such fiscal year, then the rights of the holders of the Series XXX Preferred shares to such dividend or undeclared part thereof for such fiscal year shall be forever extinguished. If in any year, after providing for the full dividend on the Series XXX Preferred shares there shall remain any profits or surplus available for dividends, such profits or surplus or any part thereof may, in the discretion of the directors, be applied to dividends on shares of any class ranking junior to the Series XXX Preferred shares. The holders of Series XXX Preferred shares shall not be entitled to any dividend other than or in excess of the non-cumulative dividends at the rate hereinbefore provided for.

27.3.5 Purchase by the Corporation. Subject to the Business Corporations Act, as amended from time to time, or any successor legislation, the Corporation shall have the right at its option at any time and from time to time to purchase the whole or any part of the Series XXX Preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof (the “Purchase Price”). The Purchase Price may, at the option of the Corporation be paid and satisfied in the manner provided for in Subarticle 27.3.1(b) hereof. Any shares so purchased shall be cancelled.

27.3.6 Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of property or assets among its members for purposes of winding up its affairs, the holders of the Series XXX Preferred shares shall be entitled to receive, subject to Article 27.3.4 hereof, but before any distribution of any part of the assets of the Corporation among the holders of any other shares, an amount equal to the Redemption Price for each issued and outstanding Series XXX Preferred share.

27.3.7 No Voting Rights; Notice of Meetings. Subject to the Act, the holders of the Series XXX Preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting.

SERIES XXXI PREFERRED SHARES

27.4 In addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares, as a class, the Series XXXI Preferred Shares shall have attached thereto the following further rights, privileges, restrictions and conditions:

27.4.1	Redemption Privilege.

(a)

Redemption Right. Subject to the provisions of the Act, as amended from time to time, or any successor legislation, the Corporation may, upon giving notice or upon notice being waived as hereinafter provided, redeem the whole or any part of the Series XXXI Preferred shares on payment for each such share to be redeemed of the amount of One Thousand Dollars ($1,000) (the “Redemption Amount”), together with an amount equal to all accrued unpaid cumulative dividends thereon up to the date of such redemption (the Redemption Amount plus the amount of such accrued and unpaid dividends are hereinafter called the “Redemption Price”).

(b)

Payment of Redemption Price by Promissory Note or Property. The Redemption Price may, at the option of the Corporation, be paid and satisfied in whole or in part: (1) by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand, and which provides for interest after the date the promissory note is made on the unpaid principal balance at a rate equal to the annual rate established by The Toronto-Dominion Bank at its head office in Toronto, Ontario from time to time as being its reference rate of interest used by it to determine the rates of interest it will charge for loans made in Canada in Canadian dollars to its preferred commercial customers (hereinafter referred to as “Prime”), plus two percent (2%) per annum, calculated and payable monthly in arrears on the last date of each month, provided that the balance of any interest accrued and unpaid to the date on which the principal amount is paid shall be due and payable on such date and that any interest not paid on its due date shall itself bear interest at the above rate, compounded monthly and entitles the Corporation to prepay the whole or any part of the unpaid principal under such promissory note, upon payment of interest accrued on the unpaid principal balance to the date of payment; or (2) by the assignment or endorsement in favour of the holder of a promissory note made by an affiliate (as such term is defined in the Act, as amended from time to time, or any successor legislation) for a principal sum or for a portion of the principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and which the board of directors of the Corporation in its discretion has determined has a value not less than the value of a promissory note of the Corporation for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note of the affiliate, which might be issued under clause (1) of this Subarticle 27.4.1(b); or (3) by the transfer and assignment to the holder by the Corporation of property of the Corporation which the board of directors of the Corporation in its discretion has determined has a value not less than the Redemption Price, or such part thereof as is to be satisfied by such property.

(c)

Partial Redemption. In case a part only of the then outstanding Series XXXI Preferred shares is at any time to be redeemed, the shares so to be redeemed shall, subject to applicable law, be selected in such manner as the directors in their discretion shall decide and need not be redeemed pro rata or selected by lot and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares.

(d)

Notice of Redemption and Rights of Holders. The Corporation shall, at least one (1) day before the date specified for redemption, send to each person who at the date of sending is a registered holder of Series XXXI Preferred shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series XXXI Preferred shares, or alternatively, notice may be waived or the time for sending of the notice may be waived at any time with the consent in writing of holders of such Series XXXI Preferred shares to be redeemed. Notice may be mailed in a prepaid envelope addressed to each such shareholder at his address as it appears on the records of the Corporation or its transfer agent, or alternatively, such notice may be delivered personally to such shareholder, provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of the redemption. Such notice shall set out the Redemption Price and the date of redemption. If notice of any such redemption be given by the Corporation or waived in the manner aforesaid and an amount sufficient to redeem the shares has been paid (whether in cash or by promissory note or by the transfer and assignment of property, as above provided) to the holder of the Series XXXI Preferred shares to be redeemed or deposited with any trust company or chartered bank in Canada, on or before the date fixed for redemption, the holders thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor, and except for greater certainty, to receive any declared and unpaid dividends on such shares. Series XXXI Preferred shares redeemed as aforesaid shall be cancelled.

27.4.2 Cumulative Dividends. The holders of the Series XXXI Preferred Shares shall be entitled to receive, subject to the provisions of the Act, as amended from time to time, or any successor legislation, fixed, cumulative cash dividends at the rate of nine and six hundred and twenty-five one thousandths percent (9.625%) per annum of the Redemption Amount. Dividends on the Series XXXI Preferred Shares shall accrue on a daily basis from the date of original issue, shall be calculated on the basis of a 365 day year and, save as hereinafter provided, shall be payable quarterly in lawful money of Canada on the first day following the last day in the month of each of March, June, September and December, other than a Saturday or Sunday, on which the main branch of The Toronto-Dominion Bank in Toronto, Ontario, is open for business (each an “Established Dividend Payment Date”). Alternatively, if the directors so determine, dividends shall be payable on any day (an “Alternate Dividend Payment Date”) following the immediately preceding Established Dividend Payment Date and before the next Established Dividend Payment Date. An Established Dividend Payment Date and an Alternate Dividend Payment Date are each hereinafter referred to as a “Dividend Payment Date”.

If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series XXXI Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on the first date thereafter on which the Corporation shall have sufficient monies properly applicable to the payment of same. The holders of Series XXXI Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative dividends herein provided for.

The Corporation shall not call for redemption or redeem or purchase for cancellation or make any capital distribution in respect of or otherwise pay off or retire any shares of the Corporation ranking on a parity with or junior to the Series XXXI Preferred Shares unless all dividends on the Series XXXI Preferred Shares up to and including the dividend payable on the immediately preceding Dividend Payment Date shall have been declared and paid or set aside for payment at the date of such call for redemption, redemption, purchase, distribution, retirement or other payment off.

27.4.3 Purchase by the Corporation. Subject to the Act, as amended from time to time, or any successor legislation, the Corporation shall have the right at its option at any time and from time to time to purchase the whole or any part of the Series XXXI Preferred shares at the lowest prices at which, in the opinion part of the directors such shares are obtainable but not exceeding the Redemption Price thereof (the “Purchase Price”). The Purchase Price may, at the option of the Corporation be paid and satisfied in the manner provided for in Subarticle 27.4.1(b) hereof. Any shares so purchased shall be cancelled.

27.4.4 Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of property or assets among its members for purposes of winding up its affairs, the holders of the Series XXXI Preferred shares shall be entitled to receive an amount equal to the Redemption Price for each issued and outstanding Series XXXI Preferred share, before any amount shall be paid or property or assets shall be distributed to the holders of the Class A shares or Class B shares or any shares of any other class ranking junior to the Series XXXI Preferred shares with respect to return of capital. After payment to the holders of the Series XXXI Preferred shares of the amount so payable to them, they shall not be entitled to share further in the distribution of the property or assets of the Corporation.

27.4.5 No Voting Rights; Notice of Meetings. Subject to the Act, as amended from time to time, or any successor legislation, the holders of the Series XXXI Preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting.

SERIES XXXIV PREFERRED SHARES

27.5

In addition to the rights, privileges restrictions and conditions attached to the Preferred Shares, as a class, the Series XXXIV Preferred Shares shall have attached thereto the following further rights, privileges, restrictions and conditions:

27.5.1	Redemption Privilege.

(a)

Redemption Right. Subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”), as amended from time to time, or any successor legislation, the Corporation may, upon giving notice or upon notice being waived as hereinafter provided, redeem the whole or any part of the Series XXXIV Preferred Shares on payment for each such share to be redeemed of an amount equal to the fair market value of all of the consideration for which Series XXXIV Preferred Shares are issued as at the time such Series XXXIV Preferred Shares are issued, as determined, at such time, by the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), acting reasonably and in good faith, divided by the number of Series XXXIV Preferred Shares so issued (the “Redemption Amount”), together with an amount equal to all accrued unpaid cumulative dividends thereon up to the date of such redemption (the Redemption Amount plus the amount of such accrued and unpaid dividends are hereinafter called the “Redemption Price”).

(b)

Payment of Redemption Price by Promissory Note or Property. The Redemption Price may, at the option of the Corporation, be paid and satisfied in whole or in part: (1) by the issuance to the holder by the Corporation of a non-interest bearing promissory note for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and entitles the Corporation to prepay the whole or any part of the unpaid principal under such promissory note at any time; or (2) by the assignment or endorsement in favour of the holder of a promissory note made by an affiliate (as such term is defined in the Act, as amended from time to time, or any successor legislation) for a principal sum or for a portion of the principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and which the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), in its discretion, but acting reasonably and in good faith, has determined has a value not less than the value of a promissory note of the Corporation for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note of the affiliate, which might be issued under clause (1) of this subsection 27.5.1(b); or (3) by the transfer and assignment to the holder by the Corporation of property of the Corporation which the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), in its discretion, but acting reasonably and in good faith, has determined has a value not less than the Redemption Price, or such part thereof as is to be satisfied by such property.

(c)

Partial Redemption. In case a part only of the then outstanding Series XXXIV Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall, subject to applicable law, be selected in such manner as the directors in their discretion shall decide and need not be redeemed pro rata or selected by lot and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares.

(d)

Notice of Redemption and Rights of Holders. The Corporation shall, at least one (1) day before the date specified for redemption, send to each person who at the date of sending is a registered holder of Series XXXIV Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series XXXIV Preferred Shares, or alternatively, notice may be waived or the time for sending of the notice may be waived at any time with the consent in writing of holders of such Series XXXIV Preferred Shares to be redeemed. Notice may be mailed in a prepaid envelope addressed to each such shareholder at its address as it appears on the records of the Corporation or its transfer agent, or alternatively, such notice may be delivered personally to such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of the redemption. Such notice shall set out the Redemption Price and the date of redemption. If notice of any such redemption has been given by the Corporation or waived in the manner aforesaid and an amount sufficient to redeem the shares has been paid (whether in cash or by promissory note or by the transfer and assignment of property, as above provided) to the holder of the Series XXXIV Preferred Shares to be redeemed or deposited with any trust company or chartered bank in Canada, on or before the date fixed for redemption, the holders thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor, and except for greater certainty, to receive any declared and unpaid dividends on such shares. Series XXXIV Preferred Shares redeemed as aforesaid shall be cancelled.

27.5.2

Cumulative Dividends. The holders of each share of the Series XXXIV Preferred Shares shall be entitled to receive in respect of such share, subject to the provisions of the Act, as amended from time to time, or any successor legislation, fixed, cumulative cash dividends at a rate per annum of the Redemption Amount equal to the annual rate established by The Toronto-Dominion Bank at its head office in Toronto, Ontario from time to time as being its reference rate of interest used by it to determine the rates of interest it will charge for loans made in Canada in Canadian dollars to its preferred commercial customers (hereinafter referred to as “Prime”), plus one percent (1%). Dividends on the Series XXXIV Preferred Shares shall accrue on a daily basis from the date of original issue, shall be calculated at Prime, plus one percent (1%) per annum and, save as hereinafter provided, shall be payable quarterly in lawful money of Canada on the first day following the last day in the month of each of March, June, September and December, other than a Saturday or Sunday, on which the main branch of The Toronto-Dominion Bank in Toronto, Ontario is open for business (each an “Established Dividend Payment Date”) immediately prior to the payment of dividends payable on each such date, if any, on the Class A Voting shares and the Class B Non-Voting shares in the capital of the Corporation. Alternatively, if the directors so determine, dividends shall be payable on any day (an “Alternate Dividend Payment Date”) following the immediately preceding Established Dividend Payment Date and before the next Established Dividend Payment Date. An Established Dividend Payment Date and an Alternate Dividend Payment Date are each hereinafter referred to as a “Dividend Payment Date”.

If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series XXXIV Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on the first date thereafter on which the Corporation shall have sufficient monies properly applicable to the payment of same. The holders of Series XXXIV Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative dividends herein provided for.

The Corporation shall not call for redemption or redeem or purchase for cancellation or make any capital distribution in respect of or otherwise pay off or retire any shares of the Corporation ranking on a parity with or junior to the Series XXXIV Preferred Shares unless all dividends on the Series XXXIV Preferred Shares up to and including the dividend payable on the immediately preceding Dividend Payment Date shall have been declared and paid or set aside for payment at the date of such call for redemption, redemption, purchase, distribution, retirement or other payment off.

Dividends hereunder may, at the option of the Corporation, be paid and satisfied in whole or in part by the issuance to the holder by the Corporation of a non-interest bearing promissory note for a principal sum equal to the amount of the dividend, or such part thereof as is to be satisfied by such promissory note, which is payable on demand and which entitles the Corporation to prepay the whole or any part of the unpaid principal under such promissory note at any time.

27.5.3

Purchase by the Corporation. Subject to the Act, as amended from time to time, or any successor legislation, the Corporation shall have the right at its option at any time and from time to time to purchase the whole or any part of the Series XXXIV Preferred Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof (the “Purchase Price”). The Purchase Price may, at the option of the Corporation be paid and satisfied in the manner provided for in subsection 27.5.1(b) hereof. Any shares so purchased shall be cancelled.

27.5.4

Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of property or assets among its members for purposes of winding up its affairs, the holders of the Series XXXIV Preferred Shares shall be entitled to receive an amount equal to the Redemption Price for each issued and outstanding Series XXXIV Preferred Share before any amount shall be paid or property or assets shall be distributed to the holders of the Class A Voting shares or Class B Non-Voting shares or any shares of any other class ranking junior to the Series XXXIV Preferred Shares with respect to the return of capital. After payment to the holders of the Series XXXIV Preferred Shares of the amount so payable to them, they shall not be entitled to share further in the distribution of the property or assets of the Corporation.

27.5.5

No Voting Rights; Notice of Meetings. The holders of the Series XXXIV Preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting.

27.5.6	Price Adjustment.

(a)

If at any time and from time to time when any Series XXXIV Preferred Shares are issued and outstanding either: (i) Canada Revenue Agency determines and the board of directors of the Corporation and all of the holders of the issued and outstanding Series XXXIV Preferred Shares concur in such determination; or (ii) the board of directors of the Corporation and the holders of the Series XXXIV Preferred Shares determine, that:

(A)

the aggregate fair market value of all property (the “Acquired Property”) transferred or sold to the Corporation in exchange for Series XXXIV Preferred Shares is, at the time of such transfer or sale, greater or less than the fair market value of the Acquired Property as determined by the board of directors of the Corporation at the time of the acquisition of the Acquired Property as contemplated by subsection 27.5.1(a) hereof, or as most recently redetermined under this subsection 27.5.6(a); or

(B)

the aggregate fair market value of the Acquired Property is greater or less than the aggregate fair market value of the Series XXXIV Preferred Shares, at the time of the issue thereof, that were issued in connection with the acquisition of the Acquired Property determined, inter alia, having regard to the rate of cumulative dividends payable on such Series XXXIV Preferred Shares;

then the resultant excess or deficiency, as the case may be, shall be divided by the aggregate number of Series XXXIV Preferred Shares issued in connection with the acquisition of the Acquired Property and the Redemption Amount shall be increased or decreased accordingly. For greater certainty, multiple adjustments to the Redemption Amount are permitted under this subsection and all such adjustments shall be cumulative.

(b)

In the event that none or only some (but not all) of the Series XXXIV Preferred Shares issued in connection with the acquisition of the Acquired Property are issued and outstanding and the Redemption Amount is increased or decreased pursuant to subsection 27.5.6(a) hereof then the amount of the increase or decrease in the aggregate fair market value of the Acquired Property, less the aggregate of the adjustments to the Redemption Amount of the Series XXXIV Preferred Shares, if any, then issued and outstanding arising as a consequence of such determination, shall be, in the case of an excess, a debt of the Corporation payable to the holder of such Series XXXIV Preferred Shares and in the case of a deficiency, a debt of the holder payable to the Corporation, in either case on demand, bearing interest at Prime plus two percent (2%) per annum, calculated and payable monthly in arrears on the last day of each month, provided that the balance of any interest accrued and unpaid to the date on which the principal amount is paid shall be due and payable on such date and that any interest not paid on its due date shall itself bear interest at the above rate, compounded monthly.

(c)

Notwithstanding subsection 27.5.1(b), in the event that the Redemption Amount for any Series XXXIV Preferred Shares redeemed shall have been satisfied by means of a promissory note issued by the Corporation or assigned and transferred by the Corporation (as provided in subsection 27.5.1(b) hereof) providing for the adjustment of the principal amount thereof downwards by an amount equal to the amount of the deficiency or upwards by an amount equal to the amount of the excess, then in such event, the note as adjusted shall be deemed to satisfy in full the adjustment of the applicable purchase price and the debt payable by the Corporation to the holder or the holder to the Corporation as the case may be, hereinbefore provided in subsection 27.5.1(b) hereof.

(d)

Each time a change is made to the Redemption Amount pursuant to this section 27.5.6, a certificate of an officer of the Corporation, stating such new Redemption Amount, shall be prepared and inserted in the minute book of the Corporation.

SERIES XXXV PREFERRED SHARES

27.6

In addition to the special rights and restrictions attached to the Preferred Shares, as a class, the Series XXXV Preferred Shares shall have attached thereto the following further special rights and restrictions:

27.6.1	Redemption.

(a)

Redemption Right. Subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”), as amended from time to time, or any successor legislation, the Corporation may, upon giving notice or upon notice being waived as hereinafter provided, redeem the whole or any part of the Series XXXV Preferred Shares on payment for each such share to be redeemed of an amount equal to the fair market value of all of the consideration for which Series XXXV Preferred Shares are issued as at the time such Series XXXV Preferred Shares are issued, as determined at such time by the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), acting reasonably and in good faith, divided by the number of Series XXXV Preferred Shares so issued (the “Redemption Amount”), together with an amount equal to all accrued and unpaid cumulative dividends thereon up to the date of such redemption (the Redemption Amount plus the amount of such accrued and unpaid dividends are hereinafter called the “Redemption Price”).

(b)

Payment of Redemption Price by Promissory Note or Property. The Redemption Price may, at the option of the Corporation, be paid and satisfied in whole or in part: (1) by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and entitles the Corporation to prepay the whole or any part of the unpaid principal under such promissory note at any time; or (2) by the assignment or endorsement in favour of the holder of a promissory note made by an affiliate (as such term is defined in the Act, as amended from time to time, or any successor legislation) for a principal sum or for a portion of the principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and which the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), in its discretion, but acting reasonably and in good faith, has determined has a value not less than the value of a promissory note of the Corporation for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note of the affiliate, which might be issued under clause (1) of this subsection 27.6.1(b); or (3) by the transfer and assignment to the holder by the Corporation of property of the Corporation which the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), in its discretion, but acting reasonably and in good faith, has determined has a value not less than the Redemption Price, or such part thereof as is to be satisfied by such property.

(c)

Partial Redemption. In case a part only of the then outstanding Series XXXV Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall, subject to applicable law, be selected in such manner as the directors in their discretion shall decide and need not be redeemed pro rata or selected by lot and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares.

(d)

Notice of Redemption and Rights of Holders. The Corporation shall, on or before the date specified for redemption, send to each person who at the date of sending is a registered holder of Series XXXV Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series XXXV Preferred Shares, or alternatively, notice may be waived or the time for sending of the notice may be waived at any time with the consent in writing of holders of such Series XXXV Preferred Shares to be redeemed. Notice may be mailed in a prepaid envelope addressed to each such shareholder at its address as it appears on the records of the Corporation or its transfer agent, or alternatively, such notice may be delivered personally to such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of the redemption. Such notice shall set out the Redemption Price and the date of redemption. If notice of any such redemption has been given by the Corporation or waived in the manner aforesaid and an amount sufficient to redeem the shares has been paid (whether in cash or by promissory note or by the transfer and assignment of property, as above provided) to the holder of the Series XXXV Preferred Shares to be redeemed or deposited with any trust company or chartered bank in Canada, on or before the date fixed for redemption, the holders thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor, and except for greater certainty, to receive any declared and unpaid dividends on such shares. Series XXXV Preferred Shares redeemed as aforesaid shall be cancelled.

27.6.2

Cumulative Dividends. The holders of Series XXXV Preferred Shares shall be entitled to receive, subject to the provisions of the Act, as amended from time to time, or any successor legislation, fixed, cumulative cash dividends at a rate per annum of the Redemption Amount equal to the annual rate established by The Toronto-Dominion Bank at its head office in Toronto, Ontario from time to time as being its reference rate of interest used by it to determine the rates of interest it will charge for loans made in Canada in Canadian dollars to its preferred commercial customers (hereinafter referred to as “Prime”) plus one percent (1%). Dividends on the Series XXXV Preferred Shares shall accrue on a daily basis from the date of original issue, shall be calculated at Prime plus one percent (1%) per annum and, save as hereinafter provided, shall be payable quarterly in lawful money of Canada on the first day following the last day in the month of each of March, June, September and December, other than a Saturday or Sunday, on which the main branch of The Toronto-Dominion Bank in Toronto, Ontario is open for business (each an “Established Dividend Payment Date”) immediately prior to the payment of dividends payable on each such date, if any, on the Class A Voting shares and the Class B Non-Voting shares in the capital of the Corporation. Alternatively, if the directors so determine, dividends shall be payable on any day (an “Alternate Dividend Payment Date”) following the immediately preceding Established Dividend Payment Date and before the next Established Dividend Payment Date. An Established Dividend Payment Date and an Alternate Dividend Payment Date are each hereinafter referred to as a “Dividend Payment Date”.

If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series XXXV Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on the first date thereafter on which the Corporation shall have sufficient monies properly applicable to the payment of same. The holders of Series XXXV Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative dividends herein provided for.

The Corporation shall not call for redemption or redeem or purchase for cancellation or make any capital distribution in respect of or otherwise pay off or retire any shares of the Corporation ranking on a parity with or junior to the Series XXXV Preferred Shares unless all dividends on the Series XXXV Preferred Shares up to and including the dividend payable on the immediately preceding Dividend Payment Date shall have been declared and paid or set aside for payment at the date of such call for redemption, redemption, purchase, distribution, retirement or other payment off.

Dividends hereunder may, at the option of the Corporation, be paid and satisfied in whole or in part by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the amount of the dividend, or such part thereof as is to be satisfied by such promissory note, which is payable on demand and which entitles the Corporation to prepay the whole or any part of the unpaid principal under such promissory note at any time.

27.6.3

Purchase by the Corporation. Subject to the Act, as amended from time to time, or any successor legislation, the Corporation shall have the right at its option at any time and from time to time to purchase the whole or any part of the Series XXXV Preferred Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof (the “Purchase Price”). The Purchase Price may, at the option of the Corporation be paid and satisfied in the manner provided for in subsection 27.6.1(b) hereof. Any shares so purchased shall be cancelled.

27.6.4

Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of property or assets among its shareholders for purposes of winding up its affairs, the holders of the Series XXXV Preferred Shares shall be entitled to receive an amount equal to the Redemption Price for each issued and outstanding Series XXXV Preferred Share before any amount shall be paid or property or assets shall be distributed to the holders of the Class A Voting shares or Class B Non-Voting shares or any shares of any other class ranking junior to the Series XXXV Preferred Shares with respect to the return of capital. After payment to the holders of the Series XXXV Preferred Shares of the amount so payable to them, they shall not be entitled to share further in the distribution of the property or assets of the Corporation.

27.6.5

No Voting Rights; Notice of Meetings. The holders of the Series XXXV Preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting.

27.6.6	Price Adjustment.

(a)

If at any time and from time to time when any Series XXXV Preferred Shares are issued and outstanding either: (i) Canada Revenue Agency determines and the board of directors of the Corporation and all of the holders of the issued and outstanding Series XXXV Preferred Shares concur in such determination; or (ii) the board of directors of the Corporation and the holders of the Series XXXV Preferred Shares determine, that:

(A)

the aggregate fair market value of all property (the “Acquired Property”) transferred or sold to the Corporation in exchange for Series XXXV Preferred Shares is, at the time of such transfer or sale, greater or less than the fair market value of the Acquired Property as determined by the board of directors of the Corporation at the time of the acquisition of the Acquired Property as contemplated by subsection 27.6.1(a) hereof, or as most recently redetermined under this subsection 27.6.6(a); or

(B)

the aggregate fair market value of the Acquired Property is greater or less than the aggregate fair market value of the Series XXXV Preferred Shares, at the time of the issue thereof, that were issued in connection with the acquisition of the Acquired Property determined, inter alia, having regard to the rate of cumulative dividends payable on such Series XXXV Preferred Shares;

then the resultant excess or deficiency, as the case may be, shall be divided by the aggregate number of Series XXXV Preferred Shares issued in connection with the acquisition of the Acquired Property and the Redemption Amount shall be increased or decreased accordingly. For greater certainty, multiple adjustments to the Redemption Amount are permitted under this subsection and all such adjustments shall be cumulative.

(b)

In the event that none or only some (but not all) of the Series XXXV Preferred Shares issued in connection with the acquisition of the Acquired Property are issued and outstanding and the Redemption Amount is increased or decreased pursuant to subsection 27.6.6(a) hereof, then the amount of the increase or decrease in the aggregate fair market value of the Acquired Property less the aggregate of the adjustments to the Redemption Amount of the Series XXXV Preferred Shares, if any, then issued and outstanding arising as a consequence of such determination, shall be, in the case of an excess, a debt of the Corporation payable to the holder of such Series XXXV Preferred Shares and in the case of a deficiency, a debt of the holder payable to the Corporation, in either case on demand, bearing interest at Prime plus two percent (2%) per annum, calculated and payable monthly in arrears on the last day of each month, provided that the balance of any interest accrued and unpaid to the date on which the principal amount is paid shall be due and payable on such date and that any interest not paid on its due date shall itself bear interest at the above rate, compounded monthly.

(c)

Notwithstanding subsection 27.6.1(b), in the event that the Redemption Amount for any Series XXXV Preferred Shares redeemed shall have been satisfied by means of a promissory note issued by the Corporation or assigned and transferred by the Corporation (as provided in subsection 27.6.1(b) hereof) providing for the adjustment of the principal amount thereof downwards by an amount equal to the amount of the deficiency or upwards by an amount equal to the amount of the excess, then in such event, the note as adjusted shall be deemed to satisfy in full the adjustment of the applicable purchase price and the debt payable by the Corporation to the holder or the holder to the Corporation as the case may be, hereinbefore provided in subsection 27.6.1(b) hereof.

(d)

Each time a change is made to the Redemption Amount pursuant to this section 27.6.6, a certificate of an officer of the Corporation stating such new Redemption Amount shall be prepared and inserted in the minute book of the Corporation.

CERTIFIED

RESOLUTIONS OF THE BOARD OF DIRECTORS OF

ROGERS COMMUNICATIONS INC.

(the “Corporation”)

“Creation of Series XXXVI Preferred Shares and Purchase of Partnership Interest of Inukshuk Wireless Partnership

WHEREAS Fido Solutions Inc. (“FSI”) is the legal and beneficial owner of the “Partnership Interest”, as defined in the partnership agreement dated March 31, 2006 between NR Communications Limited and Rogers Wireless Partnership, as amended (collectively, the “Partnership Agreement”), of Inukshuk Wireless Partnership (“Inukshuk”) previously held by Rogers Inukshuk Telecommunications Inc. (the “Purchased Interest”);

AND WHEREAS the Corporation wishes to purchase the Purchased Interest from FSI, on a tax-deferred basis pursuant to Subsection 85(1) of the Income Tax Act (Canada), pursuant to a transfer agreement to be entered into between the Corporation and FSI (the “Transfer Agreement”);

AND WHEREAS in connection with the foregoing transactions it is expedient for the Corporation to alter the authorized share structure of the Corporation by creating a series of 1,000,000 Preferred Shares to be identified as Series XXXVI Preferred Shares (the “New Preferred Shares”) and to alter the Articles of the Corporation in respect thereof;

AND WHEREAS following the creation of the New Preferred Shares and in consideration for the Purchased Interest, the Corporation wishes to allot, issue and deliver to FSI, 1,000,000 New Preferred Shares (the “Payment Shares”);

AND WHEREAS the directors of the Corporation have satisfied themselves that the aggregate value of the Purchased Interest will be equal to or will exceed the issue price set for the Payment Shares;

NOW THEREFORE BE IT RESOLVED THAT:

1.

the directors hereby authorize the creation of the New Preferred Shares having substantially the same rights, restrictions and conditions attaching thereto as are attached to the Series XXXV Preferred Shares together with a retraction right pursuant to which the holder of New Preferred Shares may require the Corporation to redeem some or all of such shares and hereby authorize the related alteration of the Articles of the Corporation;

2.

any two officers or directors of the Corporation are hereby authorized and directed, for and in the name of and on behalf of the Corporation, to determine and approve the rights, restrictions and conditions attaching to the New Preferred Shares and to arrange for all required notices and filings to create the New Preferred Shares;

3.

the Notice of Articles of the Corporation be altered to reflect the change in the authorized share structure referred to in these resolutions and the alteration to the Articles of the Corporation approved in these resolutions;

4.	the alterations made to the Corporation’s Articles shall not take effect until the Notice of Articles of the Corporation is altered to reflect such alteration to the Articles of the Corporation;

5.

after these resolutions are deposited at the Corporation’s records office, any one director or officer, or any lawyer for the Corporation, is authorized to complete, execute and file one or more Notices of Alteration to effect the alterations referred to in these resolutions and to alter the Corporation’s Notice of Articles, in accordance with section 257 of the Business Corporations Act (British Columbia), as required by section 259 of that Act;

6.

any two officers or directors of the Corporation are hereby authorized and directed, for and in the name of and on behalf of the Corporation, to negotiate, execute and deliver the Transfer Agreement, in such form as such officers or directors may approve, such approval to be evidenced conclusively by the execution and delivery of the Transfer Agreement in accordance with this paragraph;

7.

the Corporation is hereby authorized to enter into the Transfer Agreement and to perform the covenants and obligations that are to be performed by the Corporation thereunder, including the purchase of the Purchased Interest;

8.	the fair market value of the Purchased Interest is hereby estimated to be $600,000,000;

9.	subject to the creation of the New Preferred Shares, the Payment Shares be allotted for issuance to FSI;

10.

the issue price for each of the Payment Shares is hereby set at 1/1,000,000 of the fair market value of the Purchased Interest at the time of the transfer by FSI to the Corporation of the Purchased Interest (the “Time of Transfer’’), which issue price will be satisfied by the transfer to the Corporation of the Purchased Interest and the dollar value of which will be finally determined and set out in a certificate of an officer of the Corporation effective as of the Time of Transfer, and inserted in the minute book of the Corporation forthwith after the financial statements of Inukshuk are available; and

11.

subject to and following the creation of the New Preferred Shares and upon the transfer by FSI to the Corporation of the Purchased Interest, the Payment Shares shall be issued to FSI as fully paid and non-assessable shares in the capital of the Corporation without any further authorization or approval or other action of the directors of the Corporation, and any two directors or officers of the Corporation are hereby authorized and directed, for and on behalf of the Corporation, to issue and deliver a certificate representing the Payment Shares registered in the name of FSI or its nominees.

Dissolution of Inukshuk Wireless Partnership

WHEREAS following the transfer of the Purchased Interest, the Corporation and Bell Canada, the other partner of Inukshuk, will take such steps as they consider necessary to effect the dissolution of Inukshuk (the “Inukshuk Dissolution”);

NOW THEREFORE BE IT RESOLVED THAT:

1.	the Corporation hereby authorizes the Inukshuk Dissolution in such manner as determined by any two officers or directors of the Corporation; and

2.

any two officers or directors of the Corporation are hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver all such agreements, instruments, amendments, certificates and other documents and to do all such acts or things as such officers or directors may determine to be necessary or advisable to effect the Inukshuk Dissolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.

General

BE IT RESOLVED THAT any two officers or directors of the Corporation are hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver all such agreements, instruments, amendments, certificates and other documents and to do all such acts or things as such officers or directors may determine to be necessary or advisable in connection with the transactions contemplated by the creation of the New Preferred Shares, the Transfer Agreement, the Inukshuk Dissolution and these resolutions, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.”

The undersigned, a duly appointed officer of the Corporation, hereby certifies for and on behalf of the Corporation that the foregoing is a true and complete copy of resolutions duly passed by the board of directors of the Corporation at a meeting of directors held on April 24, 2012, which resolutions are in full force and effect, unamended as of the date hereof.

DATED the 30th day of April, 2012.

/s/ Rob Dhindsa
Name:	Rob Dhindsa
VP Taxation

SERIES XXXVI PREFERRED SHARES

27.7

In addition to the special rights and restrictions attached to the Preferred Shares, as a class, the Series XXXVI Preferred Shares shall have attached thereto the following further special rights and restrictions:

27.7.1	Redemption.

(a)

Redemption Right. Subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”), as amended from time to time, or any successor legislation, the Corporation may, upon giving notice or upon notice being waived as hereinafter provided, redeem the whole or any part of the Series XXXVI Preferred Shares on payment for each such share to be redeemed of an amount equal to the fair market value of all of the consideration for which Series XXXVI Preferred Shares are issued as at the time such Series XXXVI Preferred Shares are issued, as determined at such time by the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), acting reasonably and in good faith, divided by the number of Series XXXVI Preferred Shares so issued (the “Redemption Amount”), together with an amount equal to all accrued and unpaid cumulative dividends thereon up to the date of such redemption (the Redemption Amount plus the amount of such accrued and unpaid dividends are hereinafter called the “Redemption Price”).

(b)

Payment of Redemption Price by Promissory Note or Property. The Redemption Price may, at the option of the Corporation, be paid and satisfied in whole or in part: (1) by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and entitles the Corporation to prepay the whole or any part of the unpaid principal under such promissory note at any time; or (2) by the assignment or endorsement in favour of the holder of a promissory note made by an affiliate (as such term is defined in the Act, as amended from time to time, or any successor legislation) for a principal sum or for a portion of the principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, which is payable on demand and which the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), in its discretion, but acting reasonably and in good faith, has determined has a value not less than the value of a promissory note of the Corporation for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note of the affiliate, which might be issued under clause (1) of this subsection 27.7.1(b); or (3) by the transfer and assignment to the holder by the Corporation of property of the Corporation which the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), in its discretion, but acting reasonably and in good faith, has determined has a value not less than the Redemption Price, or such part thereof as is to be satisfied by such property.

(c)

Partial Redemption. In case a part only of the then outstanding Series XXXVI Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall, subject to applicable law, be selected in such manner as the directors in their discretion shall decide and need not be redeemed pro rata or selected by lot and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares.

(d)

Notice of Redemption and Rights of Holders. The Corporation shall, on or before the date specified for redemption, send to each person who at the date of sending is a registered holder of Series XXXVI Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series XXXVI Preferred Shares, or alternatively, notice may be waived or the time for sending of the notice may be waived at any time with the consent in writing of holders of such Series XXXVI Preferred Shares to be redeemed. Notice may be mailed in a prepaid envelope addressed to each such shareholder at its address as it appears on the records of the Corporation or its transfer agent, or alternatively, such notice may be delivered personally to such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of the redemption. Such notice shall set out the Redemption Price and the date of redemption. If notice of any such redemption has been given by the Corporation or waived in the manner aforesaid and an amount sufficient to redeem the shares has been paid (whether in cash or by promissory note or by the transfer and assignment of property, as above provided) to the holder of the Series XXXVI Preferred Shares to be redeemed or deposited with any trust company or chartered bank in Canada, on or before the date fixed for redemption, the holders thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor, and except for greater certainty, to receive any declared and unpaid dividends on such shares. Series XXXVI Preferred Shares redeemed as aforesaid shall be cancelled.

27.7.2

Retraction Privilege. Subject to the provisions of the Act, as amended from time to time, or any successor legislation, the registered holders of Series XXXVI Preferred Shares shall be entitled to require the Corporation to redeem at any time and from time to time all or any of the Series XXXVI Preferred Shares registered in the name of such registered holder on the books of the Corporation by tendering to the Corporation at its head office a share certificate representing the Series XXXVI Preferred Shares which the registered holder desires to have the Corporation redeem together with a request in writing specifying: (1) that the registered holder desires to have all or a specified number of the Series XXXVI Preferred Shares represented by such certificate redeemed by the Corporation; and (2) the business day (the “Redemption Date”) on which the registered holder desires to have the Corporation redeem such Series XXXVI Preferred Shares. Requests in writing shall specify a Redemption Date which shall be not less than ten (10) days after the day on which the request in writing is given to the Corporation, unless the Corporation consents in writing to an earlier Redemption Date. The registered holders of any Series XXXVI Preferred Shares may, with the consent of the Corporation, revoke such request prior to the Redemption Date. Upon receipt of a share certificate representing the Series XXXVI Preferred Shares which the registered holder desires to have the Corporation redeem, together with such a request, the Corporation shall on the Redemption Date redeem such Series XXXVI Preferred Shares by paying to such registered holder an amount equal to the Redemption Price. The Redemption Price may, at the option of the Corporation, be paid and satisfied in whole or in part: (1) by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, on the terms provided in subsection 27.7.1(b) above; or (2) by the assignment or endorsement in favour of the holder of a promissory note made by an affiliate for a principal sum or a portion of the principal sum equal to the Redemption Price, or such part thereof as is to be satisfied by the promissory note, on the terms provided in subsection 27.7.l(b) above; or (3) by the transfer and assignment to the holder by the Corporation of property of the Corporation which the board of directors of the Corporation (or, for greater certainty, the Executive Committee thereof), in its discretion, but acting reasonably and in good faith, has determined has a value not less than the Redemption Price, or such part thereof as is to be satisfied by such property The said Series XXXVI Preferred Shares shall be redeemed on the Redemption Date and from and after the Redemption Date such shares shall cease to be entitled to dividends and the registered holders thereof shall not be entitled to exercise any of the rights of registered holders of Series XXXVI Preferred Shares in respect thereof except, for greater certainty, to receive any declared and unpaid dividends on such shares, unless payment of the Redemption Price (whether in cash or by promissory note or by the transfer and assignment of property, as above provided) is not made on the Redemption Date, in which event the rights of the registered holders of the said shares shall remain unaffected. Series XXXVI Preferred Shares redeemed as aforesaid shall be cancelled.

27.7.3

Cumulative Dividends. The holders of Series XXXVI Preferred Shares shall be entitled to receive, subject to the provisions of the Act, as amended from time to time, or any successor legislation, fixed, cumulative cash dividends at a rate per annum of the Redemption Amount equal to the annual rate established by The Toronto-Dominion Bank at its head office in Toronto, Ontario from time to time as being its reference rate of interest used by it to determine the rates of interest it will charge for loans made in Canada in Canadian dollars to its preferred commercial customers (hereinafter referred to as “Prime”) plus one percent (1%). Dividends on the Series XXXVI Preferred Shares shall accrue on a daily basis from the date of original issue, shall be calculated at Prime plus one percent (1%) per annum and, save as hereinafter provided, shall be payable quarterly in lawful money of Canada on the first day following the last day in the month of each of March, June, September and December, other than a Saturday or Sunday, on which the main branch of The Toronto-Dominion Bank in Toronto, Ontario is open for business (each an “Established Dividend Payment Date”) immediately prior to the payment of dividends payable on each such date, if any, on the Class A Voting shares and the Class B Non-Voting shares in the capital of the Corporation. Alternatively, if the directors so determine, dividends shall be payable on any day (an “Alternate Dividend Payment Date”) following the immediately preceding Established Dividend Payment Date and before the next Established Dividend Payment Date. An Established Dividend Payment Date and an Alternate Dividend Payment Date are each hereinafter referred to as a “Dividend Payment Date”.

If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series XXXVI Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on the first date thereafter on which the Corporation shall have sufficient monies properly applicable to the payment of same. The holders of Series XXXVI Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative dividends herein provided for.

The Corporation shall not call for redemption or redeem or purchase for cancellation or make any capital distribution in respect of or otherwise pay off or retire any shares of the Corporation ranking on a parity with or junior to the Series XXXVI Preferred Shares unless all dividends on the Series XXXVI Preferred Shares up to and including the dividend payable on the immediately preceding Dividend Payment Date shall have been declared and paid or set aside for payment at the date of such call for redemption, purchase, distribution, retirement or other payment off.

Dividends hereunder may, at the option of the Corporation, be paid and satisfied in whole or in part by the issuance to the holder by the Corporation of a promissory note for a principal sum equal to the amount of the dividend, or such part thereof as is to be satisfied by such promissory note, which is payable on demand and which entitles the Corporation to prepay the whole or any part of the unpaid principal under such promissory note at any time.

27.7.4

Purchase by the Corporation. Subject to the Act, as amended from time to time, or any successor legislation, the Corporation shall have the right at its option at any time and from time to time to purchase the whole or any part of the Series XXXVI Preferred Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof (the “Purchase Price”). The Purchase Price may, at the option of the Corporation be paid and satisfied in the manner provided for in subsection 27.7.1(b) hereof. Any shares so purchased shall be cancelled.

27.7.5

Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of property or assets among its shareholders for purposes of winding up its affairs, the holders of the Series XXXVI Preferred Shares shall be entitled to receive an amount equal to the Redemption Price for each issued and outstanding Series XXXVI Preferred Share before any amount shall be paid or property or assets shall be distributed to the holders of the Class A Voting shares or Class B Non-Voting shares or any shares of any other class ranking junior to the Series XXXVI Preferred Shares with respect to the return of capital. After payment to the holders of the Series XXXVI Preferred Shares of the amount so payable to them, they shall not be entitled to share further in the distribution of the property or assets of the Corporation.

27.7.6

No Voting Rights; Notice of Meetings. The holders of the Series XXXVI Preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting.

27.7.7	Price Adjustment.

(a)

If at any time and from time to time when any Series XXXVI Preferred Shares are issued and outstanding either: (i) Canada Revenue Agency determines and the board of directors of the Corporation and all of the holders of the issued and outstanding Series XXXVI Preferred Shares concur in such determination; or (ii) the board of directors of the Corporation and the holders of the Series XXXVI Preferred Shares determine, that:

(A)

the aggregate fair market value of all property (the “Acquired Property”) transferred or sold to the Corporation in exchange for Series XXXVI Preferred Shares is, at the time of such transfer or sale, greater or less than the fair market value of the Acquired Property as determined by the board of directors of the Corporation at the time of the acquisition of the Acquired Property as contemplated by subsection 27.7.1(a) hereof, or as most recently redetermined under this subsection 27.7.7(a); or

(B)

the aggregate fair market value of the Acquired Property is greater or less than the aggregate fair market value of the Series XXXVI Preferred Shares, at the time of the issue thereof, that were issued in connection with the acquisition of the Acquired Property determined, inter alia, having regard to the rate of cumulative dividends payable on such Series XXXVI Preferred Shares;

then the resultant excess or deficiency, as the case may be, shall be divided by the aggregate number of Series XXXVI Preferred Shares issued in connection with the acquisition of the Acquired Property and the Redemption Amount shall be increased or decreased accordingly. For greater certainty, multiple adjustments to the Redemption Amount are permitted under this subsection and all such adjustments shall be cumulative.

(b)

In the event that none or only some (but not all) of the Series XXXVI Preferred Shares issued in connection with the acquisition of the Acquired Property are issued and outstanding and the Redemption Amount is increased or decreased pursuant to subsection 27.7.7(a) hereof, then the amount of the increase or decrease in the aggregate fair market value of the Acquired Property less the aggregate of the adjustments to the Redemption Amount of the Series XXXVI Preferred Shares, if any, then issued and outstanding arising as a consequence of such determination, shall be, in the case of an excess, a debt of the Corporation payable to the holder of such Series XXXVI Preferred Shares and in the case of a deficiency, a debt of the holder payable to the Corporation, in either case on demand, bearing interest at Prime plus two percent (2%) per annum, calculated and payable monthly in arrears on the last day of each month, provided that the balance of any interest accrued and unpaid to the date on which the principal amount is paid shall be due and payable on such date and that any interest not paid on its due date shall itself bear interest at the above rate, compounded monthly.

(c)

Notwithstanding subsection 27.7.1(b), in the event that the Redemption Amount for any Series XXXVI Preferred Shares redeemed shall have been satisfied by means of a promissory note issued by the Corporation or assigned and transferred by the Corporation (as provided in subsection 27.7.1(b) hereof) providing for the adjustment of the principal amount thereof downwards by an amount equal to the amount of the deficiency or upwards by an amount equal to the amount of the excess, then in such event, the note as adjusted shall be deemed to satisfy in full the adjustment of the applicable purchase price and the debt payable by the Corporation to the holder or the holder to the Corporation as the case may be, hereinbefore provided in subsection 27.7.1(b) hereof.

(d)

Each time a change is made to the Redemption Amount pursuant to this section 27.7.7, a certificate of an officer of the Corporation stating such new Redemption Amount shall be prepared and inserted in the minute book of the Corporation.

* * *

The foregoing are hereby approved as the special rights and restrictions attaching to the Series XXXVI Preferred Shares of Rogers Communications Inc.

Dated this 30 day of April, 2012.

ROGERS COMMUNICATIONS INC.

By:	/s/ Rob Dhindsa
	Name:	Rob Dhindsa
	Title:	VP Taxation

By:	/s/ David P. Miller
	Name:	David P. Miller
	Title:	Senior Vice President General Counsel and Secretary

ROGERS COMMUNICATIONS INC.

(the “Corporation”)

Certified copy of an extract from Minutes of an Annual and Special General Meeting of the Shareholders of the Corporation held on April 22, 2014

I, the undersigned, Senior Vice President, General Counsel & Secretary of the Corporation, hereby certify the following to be a true copy of a resolution duly passed at an Annual and Special General Meeting of the Shareholders of the Corporation on April 22, 2014, and that the same is still in full force and effect and has not been rescinded as at the date hereof.

“1. THAT Article 11.2 of the Articles of the Corporation be deleted in its entirety and replaced with the following:

11.2 Additional Electronic Delivery – In addition, subject to the requirements of any other applicable law, the Corporation may satisfy the requirement to send any notice or other document referred to in Article 11.1, so long as the Corporation is a reporting issuer, if given in accordance with the requirements of “notice-and-access” under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer or any successor thereof.”

CERTIFIED a true copy this 22nd day of April, 2014.

/s/ DAVID P. MILLER
DAVID P. MILLER,
Senior Vice President, General Counsel & Secretary

Deposit to Records Office
Date: April 22, 2014
Time: 11:55 a.m. Pacific Time

ROGERS COMMUNICATIONS INC.

(the “Company”)

Attached hereto is as Schedule “A” is an extract of resolutions passed at a meeting of the Special Preferred Share Committee of the Board of Directors of the Company on December 10, 2021 at 1:00 pm Eastern Time and effective as of December 15, 2021 04:28 pm Pacific Time.

Schedule “A”

RESOLUTIONS OF THE SPECIAL PREFERRED SHARE COMMITTEE

OF THE BOARD OF DIRECTORS

OF ROGERS COMMUNICATIONS INC.

SERIES I CONVERSION PREFERRED SHARES

WHEREAS:

A.

The authorized share structure of Rogers Communications Inc. (the “Company”) includes 400,000,000 Preferred Shares issuable in one or more series (the “Preferred Shares”), and six series of Preferred Shares with a total of 13,450,000 Preferred Shares allocated to those series, and none of the allocated 13,450,000 Preferred Shares are currently issued and outstanding.

B.

In connection with proposed offerings of debt securities of up to the greater of Cdn.$6,000,000,000 (or its equivalent in any other currency used to denominate any such securities) and U.S.$6,000,000,000 (or its equivalent in any other currency used to denominate any such securities) (the “Debt Securities”) by the Company, pursuant to Section 14.3 of the Articles of the Company, by a written resolution dated October 20, 2021, the Board of Directors of the Company delegated the authority to set the consideration and approve the terms and conditions and final form of the Debt Securities to any two of the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President, Corporate Finance or the Vice President, Treasurer of the Company, or, in each case, any other officer of the Company who has any or all of the responsibilities normally associated with any of the foregoing positions (each such officer, an “Authorized Finance Officer” and collectively, the “Authorized Finance Officers”);

C.

Pursuant to the authority delegated in the aforementioned resolution, the Authorized Finance Officers have approved the issuance of 5.00% Fixed-to-Fixed Rate Subordinated Notes due 2081 in the principal amount of Cdn. $2,000,000,000 (the “Notes”), for which the terms and conditions and final form will be set out in a base indenture, as supplemented by a supplemental indenture, both to be dated as of December 17, 2021 and both between the Company and BNY Trust Company of Canada, as trustee (the “Note Terms”);

D.

The Note Terms provide that the principal amount of the Notes, together with accrued and unpaid (including deferred, as applicable) interest thereon, will be converted automatically, without the consent of the holders of such Notes, into shares of a newly created series of the Company’s Preferred Shares, designated as the Series I Conversion Preferred Shares (the “Series I Conversion Preferred Shares”) upon the occurrence of a certain future event (such event, an “Automatic Conversion Event”);

E.

In connection with any issuance of the Notes and pursuant to the Note Terms, the Company must alter its authorized share structure by creating the series of Preferred Shares designated as the Series I Conversion Preferred Shares, with special rights and restrictions, into or for which such Notes will be convertible;

F.

By a written resolution dated October 20, 2021 and in accordance with Section 4.1 of the Articles of the Company, the Board of Directors established this Special Preferred Share Committee (the “Committee”) for the purpose of implementing the creation of one or more new series of Preferred Shares, including the Series I Conversion Preferred Shares;

G.

In connection with the offering by the Company of the Notes, these resolutions: (i) alter the authorized share structure by creating the series of Preferred Shares designated as the Series I Conversion Preferred Shares (ii) alter the Articles of the Company in respect thereof, and (iii) provide for the issuance of the Series I Conversion Preferred Shares upon an Automatic Conversion Event, in each case, pursuant to the Note Terms.

RESOLVED THAT:

Creation of New Series of Preferred Shares

1.

Pursuant to Section 27 of the Articles of the Company, the authorized share structure of the Company be amended by creating the following new series of Preferred Shares, with the identifying name and the maximum number of Preferred Shares indicated below:

IDENTIFYING NAME	MAXIMUM NUMBER
Series I Conversion Preferred Shares	3,300,000

2.

In addition to the rights and restrictions attaching to the Preferred Shares generally set out in Section 27.1 of the Articles of the Company, the authorized share structure of the Company be amended to create and attach to the Series I Conversion Preferred Shares the special rights and restrictions set out in Section 27.8 of the Articles of the Company, as adopted by paragraph G.4 of these resolutions below.

3.

The Notice of Articles of the Company be altered to reflect the change in the authorized share structure referred to in paragraph G.1 of this resolution, the special rights and restrictions set forth in paragraph 2 of this resolution, and the alterations to the Articles of the Company approved in these resolutions.

4.

The Articles of the Company be altered (such alteration not to take effect until the Notice of Articles of the Company is altered to reflect such alteration to the Articles) by adding Section 27.8 as set out in attached Schedule “A”;

5.

The Company hereby appoints Fasken Martineau DuMoulin LLP to act as its agent for filing the Notice of Alteration to the Notice of Articles, which Notice of Alteration to the Notice of Articles shall reflect the alteration to the authorized share structure of the Company authorized herein.

Issuance of Preferred Shares on Automatic Conversion

6.	The following Preferred Shares are hereby reserved for issuance:

Series of Preferred Share	Number Reserved
Series I Conversion Preferred Shares	3,300,000

7.	Pursuant to Section 63 of the Business Corporations Act (British Columbia), the issue price for the following series of Preferred Shares is fixed at the amount per share indicated below.

Series of Preferred Shares	Consideration Per Share
Series I Conversion Preferred Shares	$1,000.00

8.

Upon an Automatic Conversion Event, the automatic conversion of each outstanding Note into (i) one Series I Conversion Preferred Share for each $1,000 principal amount of such Note and (ii) such number of Series I Conversion Preferred Shares (including fractional shares where applicable) calculated by dividing the amount of accrued and unpaid interest on each $1,000 principal amount of such Note by $1,000, at the time and otherwise on the terms and conditions set out in the Note Terms, and the issuance of all such Series I Conversion Preferred Shares up to the maximum number indicated in paragraph 1 above, at an issue price of $1,000 per Series I Conversion Preferred Share (or fraction thereof), is hereby authorized, and as a result of the payment in full for such Series I Conversion Preferred Shares having been received through the conversion of the Notes into Series I Conversion Preferred Shares, such shares will be allotted and issued as fully paid and non-assessable.

9.

Pursuant to subsection 64(3)(b) of the Business Corporations Act (British Columbia), the value of the consideration received for such Series I Conversion Preferred Shares equals the aggregate issue price set for such Series I Conversion Preferred Shares.

10.

Any one director or officer of the Company shall be authorized to execute share certificates representing Series I Conversion Preferred Shares issued pursuant to these resolutions, and the form of share certificate for the Series I Conversion Preferred Shares to be issued by the Company for the Series I Conversion Preferred Shares shall be such form as is approved by one or more directors or officers of the Company from time to time, which approval shall be evidenced by the signature thereon of one or more directors or officers, any certificate so signed shall be deemed to comply with this resolution and a share certificate when issued shall be signed by any one director or officer.

11.	Upon completion of the conversion contemplated in paragraph 8 above, the Central Securities Register of the Company be updated with respect to these resolutions.

Omnibus Delegation

12.

Any one of the Authorized Finance Officers is, and the agents of the Company are, hereby authorized and directed for and on behalf of the Company to execute and deliver, under corporate seal of the Company or otherwise, the Notice of Alteration to the Notice of Articles and all such other documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable to give full effect to the above resolutions.

13.

In addition to, but not in derogation from, the matters specifically delegated in the foregoing resolutions, the Committee hereby delegates to any one of the Chief Executive Officer, the Chief Financial Officer, the Senior-Vice President, Corporate Finance and the Vice President, Treasurer of the Company, the power, authority and discretion vested in or exercisable by the Committee, to execute or provide for the execution, under the seal of the Company or otherwise, to deliver and to authorize the performance of all such agreements, instruments, amendments, certificates, filings and other documents and to do all such other acts or things as such officers may determine to be necessary or desirable to carry out the foregoing resolutions, the execution of any such agreement, instrument, amendment, certificate, filing or other document or the doing of any other such act or thing being conclusive evidence of such determination.

SCHEDULE “A”

SECTION 27.8 OF THE ARTICLES

SERIES I CONVERSION PREFERRED SHARES

27.8

In addition to the rights, privileges restrictions and conditions attached to the Preferred Shares, as a class, the Series I Conversion Preferred Shares shall have attached thereto the following further rights, privileges, restrictions and conditions:

27.8.1	Issue Price. The issue price of each whole Series I Conversion Preferred Share will be $1,000.00 (the “Issue Price”).

27.8.2	Redemption.

(a)	Redemption Restriction. The Company may not redeem any of the Series I Conversion Preferred Shares prior to December 17, 2026.

(b)

Redemption Right. Subject to the provisions of the Act and Section 27.8.7, on or after December 17, 2026, the Company may, at its option, without the consent of the registered holders of the then outstanding Series I Conversion Preferred Shares (the “Holders”), upon giving notice as provided in Section 27.8.2(e), redeem on any Series I Dividend Payment Date (as defined herein) the whole or any part of the then outstanding Series I Conversion Preferred Shares by payment of an amount in cash for each whole Series I Conversion Preferred Share equal to the Issue Price plus the amount of all accrued and unpaid cumulative dividends thereon up to, but excluding, the date fixed for such redemption (which amount shall be calculated as if such dividends were accruing for the period from the expiration of the last Series I Dividend Payment Date for which dividends thereon have been paid in full up to the day before the date of such redemption) (the “Redemption Price”). For the purposes of subsection 191(4) of the Tax Act or any successor or replacement provision of similar effect, the amount specified in respect of each whole Series I Conversion Preferred Share is $1,000.00.

(c)

Payment of Redemption Price. On or after the Redemption Date, the Company shall pay or cause to be paid, to the Holders whose Series I Conversion Preferred Shares are to be redeemed, the Redemption Price therefor on presentation and surrender by such Holders, less the deduction or withholding of applicable tax as provided in Section 27.8.12, at any place within Canada designated by the Redemption Notice therefor, of the certificate or certificates for the Series I Conversion Preferred Shares so called for redemption. Such payment shall be made by way of a wire or electronic transfer or cheque payable at par at any chartered bank or any trust company in Canada or by any other reasonable means the Company deems desirable and shall be a full and complete discharge of the Company’s obligation to pay the Redemption Price owed to the Holders of Series I Conversion Preferred Shares so called for redemption. The Company shall have the right any time after the delivery of a Redemption Notice to deposit the Redemption Price for the Series I Conversion Preferred Shares so called for redemption, or of such of the said shares represented by a certificate or certificates which have not at the date of such deposit been surrendered by the Holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada, to be paid without interest to or to the order of the respective Holders of such Series I Conversion Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of certificate or certificates representing the same, and upon such deposit being made or upon the Redemption Date specified in such Redemption Notice, whichever is the later, the Series I Conversion Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the Holders after such deposit or such Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively.

(d)

Partial Redemption. If less than all of the then outstanding Series I Conversion Preferred Shares are at any time to be redeemed, the Series I Conversion Preferred Shares so to be redeemed shall be selected by lot or in such other equitable manner as the board of directors of the Company may determine or, if the board of directors so determine, may be redeemed pro rata disregarding fractions. If only part of the Series I Conversion Preferred Shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(e)

Notice of Redemption and Rights of Holders. For any redemption of the Series I Conversion Preferred Shares pursuant to this Section 27.8.2, the Company shall, not more than sixty (60) and not less than ten (10) days before the date specified for redemption, deliver to each person who at the date of delivery is a Holder of Series I Conversion Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series I Conversion Preferred Shares (a “Redemption Notice”). Any such Redemption Notice may be delivered as permitted in these Articles, it may also be delivered by electronic transmission or by mail in a prepaid envelope addressed to each such Holder at its address as it appears on the records of the Company or its transfer agent, or alternatively, such Redemption Notice may be delivered personally to such Holder; provided, however, that any accidental failure or omission to give any such Redemption Notice to one or more of such Holders shall not affect the validity of the redemption. A Redemption Notice shall set out the Redemption Price and the date on which the Series I Conversion Preferred Shares are to be redeemed (the “Redemption Date”) and, if only part of the Series I Conversion Preferred Shares are to be redeemed, the number of the Series I Conversion Preferred Shares to be redeemed (or, if applicable, the manner in which the Series I Conversion Preferred Shares to be redeemed shall be selected). If a Redemption Notice of any such redemption has been delivered by the Company and an amount sufficient to redeem Series I Conversion Preferred Shares to be redeemed has been paid (as provided above) or deposited with any trust company or chartered bank in Canada, on or before the Redemption Date, the Holders of Series I Conversion Preferred Shares to be redeemed shall thereafter have no rights against the Company in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor. Series I Conversion Preferred Shares redeemed as aforesaid shall be cancelled. From and after the Redemption Date specified for their redemption, the Series I Conversion Preferred Shares called for redemption shall cease to be entitled to dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with 27.8.2(c), in which case the rights of such Holders shall remain unaffected.

27.8.3	Dividends.

(a)

Cumulative Dividends. The Holders shall be entitled to receive in respect of each such share, subject to the provisions of the Act, cumulative preferential cash dividends (the “Series I Dividends”) at a fixed rate per annum equal to the interest rate that would have accrued on the 2081 Subordinated Notes at any such time if such notes had not been automatically converted into Series I Conversion Preferred Shares upon an Automatic Conversion Event, and had remained outstanding (the “Perpetual Preferred Share Rate”), payable on June 17 and December 17 of each year following their issuance provided that Series I Conversion Preferred Shares are issued and outstanding on such date (the “Series I Dividend Payment Date”). Any payment of Series I Dividends shall be subject to the deduction or withholding of applicable tax as provided in Section 27.8.12. Series I Dividends will accrue (but not compound) on a daily basis whether or not declared. If, on any Series I Dividend Payment Date, the Series I Dividends accrued to such date are not paid in full on all of the Series I Conversion Preferred Shares then issued and outstanding, such Series I Dividends, or the unpaid portion thereof, shall be paid on a subsequent date or dates determined by the Board on which the Company will have sufficient funds properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of the Company, for the payment of such dividends. The Holders shall not be entitled to any dividends other than, or in excess of, the Series I Dividends. If any Series I Dividend Payment Date is not a Business Day, then the Series I Dividends shall be payable on or by the next succeeding day that is a Business Day.

(b)

Payment of Dividends. The Series I Dividends (except in case of a redemption, in which case payment of the Series I Dividends shall, subject to the provision of Section 27.8.2(b), be made on surrender of the certificate representing the Series I Conversion Preferred Shares to be redeemed) be paid by electronic funds transfer or by posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Company or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Company as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Company, a cheque for such Series I Dividends (less any tax required to be deducted or withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered the Company to a Holder at their address as aforesaid. Such electronic funds transfer or the posting or delivery of such cheque on or before the date on which the Series I Dividends is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Company.

(c)

Dividend for Other than a Full Dividend Period. The Holders shall be entitled to receive and the Company shall pay thereon, if, as and when declared by the Board, out of moneys of the Company properly applicable to the payment of Series I Dividends for any period as follows:

(i)

from and including the date on which the Series I Conversion Preferred Shares are first issued (the “Series I Issue Date”), if such date is not a Series I Dividend Payment Date, up to and including the next succeeding Series I Dividend Payment Date; or

(ii)

any period which is less than a full period from and including the Series I Issue Date up to and including the next succeeding Series I Dividend Payment Date and, thereafter, the period from the date following a Series I Dividend Payment Date up to and including the next succeeding Series I Dividend Payment Date, a dividend in an amount per Series I Preferred Share equal to the amount obtained (rounded to four decimal places) when the product of the Perpetual Preferred Share Rate and the Issue Price is multiplied by a fraction, the numerator of which is the actual number of calendar days elapsed in the relevant period over a year of 365 days and the denominator of which is 365 (less any tax required to be deducted or withheld).

27.8.4	Purchase by the Company.

(a)

Purchase Permitted. Subject to the Act and Section 27.8.7, the Company may, at any time and from time to time, purchase for cancellation, out of capital or otherwise, the whole or any part of the Series I Conversion Preferred Shares, by tender offer to all Holders of the then outstanding Series I Conversion Preferred Shares, in the open market, by private agreement or in any other manner, at a price which shall not exceed the Issue Price plus the amount of all accrued and unpaid cumulative dividends thereon up to, but excluding, the date fixed for such purchase (which amount shall be calculated as if such dividends were accruing for the period from the expiration of the last Series I Dividend Payment Date for which dividends thereon have been paid in full up to the day before the date of such purchase) plus any other applicable fees and expenses paid or payable in connection with such purchase (the “Purchase Price”).

(b)

Pro Rata. If upon any tender offer to Holders to purchase Series I Conversion Preferred Shares under subsection 27.8.4(a) hereof, more shares are tendered for purchase than the Company is prepared to purchase, the Series I Conversion Preferred Shares so tendered may be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series I Conversion Preferred Shares so tendered.

(c)

Payment of Purchase Price. The Purchase Price may, at the option of the Company be paid and satisfied, in whole or in part, in cash, or by promissory note or by the transfer and assignment of property, less any tax required to be deducted or withheld.

(d)	Cancellation. From and after the date of purchase of any Series I Conversion Preferred Shares under the provisions of this Section 27.8.4, the shares so purchased shall be cancelled.

27.8.5

Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of property or assets of the Company among its shareholders for purposes of winding up its affairs, the Holders of the then outstanding Series I Conversion Preferred Shares shall be entitled to receive an amount per Series I Conversion Preferred Share equal to the Issue Price together with an amount equal to all accrued and unpaid Series I Dividends thereon up to, but excluding the date of such liquidation, dissolution or winding up of the Company (less any tax required to be deducted or withheld by the Company), before any amount shall be paid or any property or assets of the Company shall be distributed to the holders of the Class A shares or Class B shares or holders of any shares ranking junior to the Series I Conversion Preferred Shares with respect to the return of capital. After payment to the holders of the Series I Conversion Preferred Shares of the amount so payable to them pursuant to this Section 27.8.5, they shall not, as such, be entitled to share further in any distribution of the property or assets of the Company.

27.8.6

No Voting Rights; Notice of Meetings. Subject to the Act, the Holders shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to any vote at any such meeting.

27.8.7	Restrictions on Payment of Dividends and Return of Capital. So long as any of the Series I Conversion Preferred Shares are outstanding, without the approval of the Holders, the Company shall not:

(a)

declare, pay or set apart for payment any dividends (other than dividends in shares of the Company ranking as to the payment of dividends junior to the Series I Conversion Preferred Shares) on the Class A shares, the Class B shares, or any other shares of the Company ranking junior to the Series I Conversion Preferred Shares with respect to the payment of fixed dividends;

(b)

redeem or call for redemption, purchase, or otherwise pay off or retire for value, or make any return of capital or reduce stated capital in respect of, less than all of the Series I Conversion Preferred Shares then outstanding;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase, or otherwise pay off or retire for value, or make any return of capital or reduce stated capital in respect of, any other Preferred Shares or other shares of the Company then outstanding ranking on parity with the Series I Conversion Preferred Shares with respect to the return of capital; or

(d)

except out of the net proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and the payment of dividends junior to the Series I Conversion Preferred Shares, redeem or call for redemption, purchase, or otherwise pay off or retire for value, or make any return of capital or reduce stated capital in respect of, Class A shares or Class B shares or any other shares of the Company ranking junior to the Series I Conversion Preferred Shares with respect to the payment of fixed dividends or the return of capital, unless all accrued and unpaid Series I Dividends up to and including the Series I Dividends payable on the last preceding dividend payment dates on the Series I Conversion Preferred Shares, and all accrued and unpaid dividends up to and including the last preceding dividend payment dates for which dividends were payable on all other shares of the Company then outstanding ranking in priority to or on parity with the Series I Conversion Preferred Shares with respect to the payment of dividends or the return of capital, shall have been declared and paid or set apart for payment at the date of the action referred to in the foregoing subsections 27.8.7(a), 27.8.7(b), 27.8.7(c), or 27.8.7(d), as applicable.

27.8.8

Modifications. The provisions attaching to Series I Conversion Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may be required by the Act, and any such approval to be given in accordance with Section 27.8.9.

27.8.9

Approval of Holders of Series I Conversion Preferred Shares. Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner required by law or these Articles plus, in addition, that such approval be given by separate special resolution of the Holders of the Series I Conversion Preferred Shares as a series. For so long as the 2081 Subordinated Notes are outstanding, no amendment will be made to the rights, privileges, restrictions and conditions or the Series I Conversion Preferred Shares without the prior approval of the registered holders of not less than a majority of the aggregate principal amount or the 2081 Subordinated Notes then outstanding given in accordance with the provisions of the 2081 Subordinated Notes Indenture.

27.8.10	Notices.

(a)

Interruption of Mail Service. If the Board determines that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Company may, notwithstanding the provisions hereof:

(i)

give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(ii)

fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent and registrar for the Series I Conversion Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in subsection 27.8.10(a), provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided. In the event that the Company is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered Holder and who is entitled to receive such cheque or share certificate.

(b)

Sufficient Notice. Any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the Holders at their respective addresses appearing on the books of the Company or, in the event of the address of any of such Holders not so appearing, then at the last address of such Holder known to the Company. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may he, shall be sent forthwith to such Holder or Holders.

(c)

Return of Notice. If notice, cheque, invitation for tenders or other communication from the Company given to a Holder pursuant to subsection 27.8.10(b) is returned on three consecutive occasions because the Holder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the Holder informs the Company in writing of such Holder’s new address.

27.8.11

Tax Election. The Company shall elect, in the manner and within the time provided under section 191.2 of Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate, and take all other necessary action under the Tax Act, such that no corporate Holder will be required to pay tax on dividends received on the Series I Conversion Preferred Shares under section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provisions of similar effect. Nothing in this Section 27.8.11 shall prevent the Company from entering into an agreement with a taxable Canadian corporation (as defined in the Tax Act) with which it is related to transfer all or a portion of the Company’s liability for tax under section 191.1 of the Tax Act to that taxable Canadian corporation in accordance with the provisions of section 191.3 of the Tax Act.

27.8.12

Withholding Tax. Notwithstanding any other provision of these share provisions, the Company may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Company is so required or permitted to deduct or withhold, the Company shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a Holder pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such Holder plus any amount deducted or withheld pursuant to this Section 27.8.12. Holders shall be responsible for all withholding taxes under the Tax Act, or any successor or replacement provision of similar effect, in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Company on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

27.8.13

Wire or Electronic Transfer of Funds. Notwithstanding any other right, privilege, restriction or condition attaching to the Series I Conversion Preferred Shares, the Company may, at its option, make any payment due to Holders by way of a wire or electronic transfer of lawful money of Canada to such Holders (less any tax required to be deducted or withheld by the Company). If a payment is made by way of a wire or electronic transfer of funds, the Company shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Company that a payment is to be made by way of a wire or electronic transfer of funds, the Company shall provide a notice to the applicable Holders at their respective addresses appearing on the books of the Company. Such notice shall request that each applicable Holder provide the particulars of an account of such Holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Company does not receive account particulars from a Holder prior to the date such payment is to be made, the Company shall deposit the funds otherwise payable to such Holder in a special account or accounts in trust for such Holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Company of funds otherwise payable to a Holder in a special account or accounts in trust for such Holder shall be deemed to constitute payment by the Company on the date thereof and shall satisfy and discharge all liabilities of the Company for such payment to the extent of the amount represented by such transfer or deposit.

27.8.14

Business Day. If any day on which any dividend on the Series I Conversion Preferred Shares is payable by the Company or if any day on or by which any other action is required to be taken in connection with the Series I Conversion Preferred Shares by the Company is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

27.8.15	Definitions. For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)	“2081 Subordinated Notes” means the fixed-to-fixed rate subordinated notes due December 17, 2081.

(b)

“2081 Subordinated Notes Indenture” means the Trust Indenture dated as of December 17, 2021, between the Company and BNY Trust Company of Canada, as trustee, as supplemented by the First Supplemental Indenture dated as of December 17, 2021.

(c)	“Automatic Conversion Event” has the meaning attributed to it in the 2081 Subordinated Notes Indenture.

(d)	“Business Day” means any day on which chartered banks are generally open for business in Toronto, Ontario.

(e)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

Extract of resolutions passed at a meeting of the Special Preferred Share Committee of the Board of Directors of the Company on February 7, 2022 at 12:00 pm Eastern Time and effective February 8, 2022 at 04:02 pm Pacific Time.

“SERIES II CONVERSION PREFERRED SHARES

WHEREAS:

A.

The authorized share structure of Rogers Communications Inc. (the “Company”) includes 400,000,000 Preferred Shares issuable in one or more series (the “Preferred Shares”), and seven series of Preferred Shares with a total of 16,750,000 Preferred Shares allocated to those series, and none of the allocated 16,750,000 Preferred Shares are currently issued and outstanding.

B.

In connection with proposed offerings of debt securities of up to the greater of Cdn.$16,000,000,000 (or its equivalent in any other currency used to denominate any such securities) and U.S.$16,000,000,000 (or its equivalent in any other currency used to denominate any such securities) (the “Debt Securities”) by the Company, pursuant to Section 14.3 of the Articles of the Company, by a written resolution dated October 20, 2021, as amended by a resolution dated January 26, 2022, the Board of Directors of the Company delegated the authority to set the consideration and approve the terms and conditions and final form of the Debt Securities to any two of the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President, Corporate Finance or the Vice President, Treasurer of the Company, or, in each case, any other officer of the Company who has any or all of the responsibilities normally associated with any of the foregoing positions (each such officer, an “Authorized Finance Officer” and collectively, the “Authorized Finance Officers”);

C.

Pursuant to the authority delegated in the aforementioned resolution, the Authorized Finance Officers have approved the issuance of 5.250% Fixed-to-Fixed Rate Subordinated Notes due 2082 in the principal amount of U.S.$750,000,000 (the “Notes”), for which the terms and conditions and final form will be set out in a base trust indenture, as supplemented by a supplemental trust indenture, both to be dated as of February 11, 2022 and both between the Company and The Bank of New York Mellon, as trustee (the “Note Terms”);

D.

The Note Terms provide that the principal amount of the Notes, together with accrued and unpaid (including deferred, as applicable) interest thereon, will be converted automatically, without the consent of the holders of such Notes, into shares of a newly created series of the Company’s Preferred Shares, designated as the Series II Conversion Preferred Shares (the “Series II Conversion Preferred Shares”) upon the occurrence of a certain future event (such event, an “Automatic Conversion Event”);

E.

In connection with any issuance of the Notes and pursuant to the Note Terms, the Company must alter its authorized share structure by creating the series of Preferred Shares designated as the Series II Conversion Preferred Shares, with special rights and restrictions, into or for which such Notes will be convertible;

F.

By a written resolution dated October 20, 2021 and in accordance with Section 4.1 of the Articles of the Company, the Board of Directors established this Special Preferred Share Committee (the “Committee”) for the purpose of implementing the creation of one or more new series of Preferred Shares, including the Series II Conversion Preferred Shares;

G.

In connection with the offering by the Company of the Notes, these resolutions: (i) alter the authorized share structure by creating the series of Preferred Shares designated as the Series II Conversion Preferred Shares (ii) alter the Articles of the Company in respect thereof, and (iii) provide for the issuance of the Series II Conversion Preferred Shares upon an Automatic Conversion Event, in each case, pursuant to the Note Terms.

RESOLVED THAT:

Creation of New Series of Preferred Shares

1.

Pursuant to Section 27 of the Articles of the Company, the authorized share structure of the Company be amended by creating the following new series of Preferred Shares, with the identifying name and the maximum number of Preferred Shares indicated below:

IDENTIFYING NAME	MAXIMUM NUMBER
Series II Conversion Preferred Shares	1,400,000

2.

In addition to the rights and restrictions attaching to the Preferred Shares generally set out in Section 27.1 of the Articles of the Company, the authorized share structure of the Company be amended to create and attach to the Series II Conversion Preferred Shares the special rights and restrictions set out in Section 27.9 of the Articles of the Company, as adopted by paragraph 4 of these resolutions below.

3.

The Notice of Articles of the Company be altered to reflect the change in the authorized share structure referred to in paragraph 1 of this resolution, the special rights and restrictions set forth in paragraph 2 of this resolution, and the alterations to the Articles of the Company approved in these resolutions.

4.

The Articles of the Company be altered (such alteration not to take effect until the Notice of Articles of the Company is altered to reflect such alteration to the Articles) by adding Section 27.9 as set out in attached Schedule “A”;

5.

The Company hereby appoints Fasken Martineau DuMoulin LLP to act as its agent for filing the Notice of Alteration to the Notice of Articles, which Notice of Alteration to the Notice of Articles shall reflect the alteration to the authorized share structure of the Company authorized herein.

Issuance of Preferred Shares on Automatic Conversion

6.	The following Preferred Shares are hereby reserved for issuance:

Series of Preferred Share	Number Reserved
Series II Conversion Preferred Shares	1,400,000

7.	Pursuant to Section 63 of the Business Corporations Act (British Columbia), the issue price for the following series of Preferred Shares is fixed at the amount per share indicated below.

Series of Preferred Share	Number Reserved
Series II Conversion Preferred Shares	U.S.$	1,000.00

8.

Upon an Automatic Conversion Event, the automatic conversion of each outstanding Note into (i) one Series II Conversion Preferred Share for each U.S.$1,000 principal amount of such Note and (ii) such number of Series II Conversion Preferred Shares (including fractional shares where applicable) calculated by dividing the amount of accrued and unpaid interest on each U.S.$1,000 principal amount of such Note by U.S.$1,000, at the time and otherwise on the terms and conditions set out in the Note Terms, and the issuance of all such Series II Conversion Preferred Shares up to the maximum number indicated in paragraph 1 above, at an issue price of U.S.$1,000 per Series II Conversion Preferred Share (or fraction thereof), is hereby authorized, and as a result of the payment in full for such Series II Conversion Preferred Shares having been received through the conversion of the Notes into Series II Conversion Preferred Shares, such shares will be allotted and issued as fully paid and non-assessable.

9.

Pursuant to subsection 64(3)(b) of the Business Corporations Act (British Columbia), the value of the consideration received for such Series II Conversion Preferred Shares equals the aggregate issue price set for such Series II Conversion Preferred Shares.

10.

Any one director or officer of the Company shall be authorized to execute share certificates representing Series II Conversion Preferred Shares issued pursuant to these resolutions, and the form of share certificate for the Series II Conversion Preferred Shares to be issued by the Company for the Series II Conversion Preferred Shares shall be such form as is approved by one or more directors or officers of the Company from time to time, which approval shall be evidenced by the signature thereon of one or more directors or officers, any certificate so signed shall be deemed to comply with this resolution and a share certificate when issued shall be signed by any one director or officer.

11.	Upon completion of the conversion contemplated in paragraph 8 above, the Central Securities Register of the Company be updated with respect to these resolutions.

Omnibus Delegation

12.

Any one of the Authorized Finance Officers is, and the agents of the Company are, hereby authorized and directed for and on behalf of the Company to execute and deliver, under corporate seal of the Company or otherwise, the Notice of Alteration to the Notice of Articles and all such other documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable to give full effect to the above resolutions.

13.

In addition to, but not in derogation from, the matters specifically delegated in the foregoing resolutions, the Committee hereby delegates to any one of the Chief Executive Officer, the Chief Financial Officer, the Senior-Vice President, Corporate Finance and the Vice President, Treasurer of the Company, the power, authority and discretion vested in or exercisable by the Committee, to execute or provide for the execution, under the seal of the Company or otherwise, to deliver and to authorize the performance of all such agreements, instruments, amendments, certificates, filings and other documents and to do all such other acts or things as such officers may determine to be necessary or desirable to carry out the foregoing resolutions, the execution of any such agreement, instrument, amendment, certificate, filing or other document or the doing of any other such act or thing being conclusive evidence of such determination.”

SCHEDULE “A”

SERIES II CONVERSION PREFERRED SHARES

27.9

In addition to the rights, privileges restrictions and conditions attached to the Preferred Shares, as a class, the Series II Conversion Preferred Shares shall have attached thereto the following further rights, privileges, restrictions and conditions:

27.9.1	Issue Price. The issue price of each whole Series II Conversion Preferred Share will be U.S.$1,000.00 (the “Issue Price”).

27.9.2	Redemption.

(a)	Redemption Restriction. The Company may not redeem any of the Series II Conversion Preferred Shares prior to March 15, 2027.

(b)

Redemption Right. Subject to the provisions of the Act and Section 27.9.7, on or after March 15, 2027, the Company may, at its option, without the consent of the registered holders of the then outstanding Series II Conversion Preferred Shares (the “Holders”), upon giving notice as provided in Section 27.9.2(e), redeem on any Series II Dividend Payment Date (as defined herein) the whole or any part of the then outstanding Series II Conversion Preferred Shares by payment of an amount in cash for each whole Series II Conversion Preferred Share equal to the Issue Price plus the amount of all accrued and unpaid cumulative dividends thereon up to, but excluding, the date fixed for such redemption (which amount shall be calculated as if such dividends were accruing for the period from the expiration of the last Series II Dividend Payment Date for which dividends thereon have been paid in full up to the day before the date of such redemption) (the “Redemption Price”). For the purposes of subsection 191(4) of the Tax Act or any successor or replacement provision of similar effect, the amount specified in respect of each whole Series II Conversion Preferred Share is U.S.$1,000.00.

(c)

Payment of Redemption Price. On or after the Redemption Date, the Company shall pay or cause to be paid, to the Holders whose Series II Conversion Preferred Shares are to be redeemed, the Redemption Price therefor on presentation and surrender by such Holders, less the deduction or withholding of applicable tax as provided in Section 27.9.12, at any place designated by the Redemption Notice therefor, of the certificate or certificates for the Series II Conversion Preferred Shares so called for redemption. Such payment shall be made by way of a wire or electronic transfer or cheque payable in lawful money of the United States at par at any chartered bank or any trust company in Canada or the United States or by any other reasonable means the Company deems desirable and shall be a full and complete discharge of the Company’s obligation to pay the Redemption Price owed to the Holders of Series II Conversion Preferred Shares so called for redemption. The Company shall have the right any time after the delivery of a Redemption Notice to deposit the Redemption Price for the Series II Conversion Preferred Shares so called for redemption, or of such of the said shares represented by a certificate or certificates which have not at the date of such deposit been surrendered by the Holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada or the United States, to be paid without interest to or to the order of the respective Holders of such Series II Conversion Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of certificate or certificates representing the same, and upon such deposit being made or upon the Redemption Date specified in such Redemption Notice, whichever is the later, the Series II Conversion Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the Holders after such deposit or such Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively.

(d)

Partial Redemption. If less than all of the then outstanding Series II Conversion Preferred Shares are at any time to be redeemed, the Series II Conversion Preferred Shares so to be redeemed shall be selected by lot or in such other equitable manner as the board of directors of the Company may determine or, if the board of directors so determine, may be redeemed pro rata disregarding fractions. If only part of the Series II Conversion Preferred Shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(e)

Notice of Redemption and Rights of Holders. For any redemption of the Series II Conversion Preferred Shares pursuant to this Section 27.9.2, the Company shall, not more than sixty (60) and not less than ten (10) days before the date specified for redemption, deliver to each person who at the date of delivery is a Holder of Series II Conversion Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series II Conversion Preferred Shares (a “Redemption Notice”). Any such Redemption Notice may be delivered as permitted in these Articles, it may also be delivered by electronic transmission or by mail in a prepaid envelope addressed to each such Holder at its address as it appears on the records of the Company or its transfer agent, or alternatively, such Redemption Notice may be delivered personally to such Holder; provided, however, that any accidental failure or omission to give any such Redemption Notice to one or more of such Holders shall not affect the validity of the redemption. A Redemption Notice shall set out the Redemption Price and the date on which the Series II Conversion Preferred Shares are to be redeemed (the “Redemption Date”) and, if only part of the Series II Conversion Preferred Shares are to be redeemed, the number of the Series II Conversion Preferred Shares to be redeemed (or, if applicable, the manner in which the Series II Conversion Preferred Shares to be redeemed shall be selected). If a Redemption Notice of any such redemption has been delivered by the Company and an amount sufficient to redeem Series II Conversion Preferred Shares to be redeemed has been paid (as provided above) or deposited with any trust company or chartered bank in Canada or the United States, on or before the Redemption Date, the Holders of Series II Conversion Preferred Shares to be redeemed shall thereafter have no rights against the Company in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor. Series II Conversion Preferred Shares redeemed as aforesaid shall be cancelled. From and after the Redemption Date specified for their redemption, the Series II Conversion Preferred Shares called for redemption shall cease to be entitled to dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with 27.9.2(c), in which case the rights of such Holders shall remain unaffected.

27.9.3	Dividends.

(a)

Cumulative Dividends. The Holders shall be entitled to receive in respect of each such share, subject to the provisions of the Act, cumulative preferential cash dividends (the “Series II Dividends”) at a fixed rate per annum equal to the interest rate that would have accrued on the 2082 Subordinated Notes at any such time if such notes had not been automatically converted into Series II Conversion Preferred Shares upon an Automatic Conversion Event, and had remained outstanding (the “Perpetual Preferred Share Rate”), payable on March 15 and September 15 of each year following their issuance provided that Series II Conversion Preferred Shares are issued and outstanding on such date (the “Series II Dividend Payment Date”). Any payment of Series II Dividends shall be subject to the deduction or withholding of applicable tax as provided in Section 27.9.12. Series II Dividends will accrue (but not compound) on a daily basis whether or not declared. If, on any Series II Dividend Payment Date, the Series II Dividends accrued to such date are not paid in full on all of the Series II Conversion Preferred Shares then issued and outstanding, such Series II Dividends, or the unpaid portion thereof, shall be paid on a subsequent date or dates determined by the Board on which the Company will have sufficient funds properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of the Company, for the payment of such dividends. The Holders shall not be entitled to any dividends other than, or in excess of the Series II Dividends. If any Series II Dividend Payment Date is not a Business Day, then the Series II Dividends shall be payable on or by the next succeeding day that is a Business Day.

(b)

Payment of Dividends. The Series II Dividends (except in case of a redemption, in which case payment of the Series II Dividends shall, subject to the provision of Section 27.9.2(b), be made on surrender of the certificate representing the Series II Conversion Preferred Shares to be redeemed) be paid by electronic funds transfer or by posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Company or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Company as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Company, a cheque for such Series II Dividends (less any tax required to be deducted or withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Company to a Holder at their address as aforesaid. Such electronic funds transfer or the posting or delivery of such cheque on or before the date on which the Series II Dividends is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Company.

(c)

Dividend for Other than a Full Dividend Period. The Holders shall be entitled to receive and the Company shall pay thereon, if, as and when declared by the Board, out of moneys of the Company properly applicable to the payment of Series II Dividends for any period as follows:

(i)

from and including the date on which the Series II Conversion Preferred Shares are first issued (the “Series II Issue Date”), if such date is not a Series II Dividend Payment Date, up to and including the next succeeding Series II Dividend Payment Date; or

(ii)

any period which is less than a full period from and including the Series II Issue Date up to and including the next succeeding Series II Dividend Payment Date and, thereafter, the period from the date following a Series II Dividend Payment Date up to and including the next succeeding Series II Dividend Payment Date, a dividend in an amount per Series II Conversion Preferred Share equal to the amount obtained (rounded to four decimal places) when the product of the Perpetual Preferred Share Rate and the Issue Price is multiplied by a fraction, the numerator of which is the actual number of calendar days elapsed (assuming a 360-day year consisting of twelve 30-day months) in the relevant period and the denominator of which is 360 (less any tax required to be deducted or withheld).

27.9.4	Purchase by the Company.

(a)

Purchase Permitted. Subject to the Act and Section 27.9.7, the Company may, at any time and from time to time, purchase for cancellation, out of capital or otherwise, the whole or any part of the Series II Conversion Preferred Shares, by tender offer to all Holders of the then outstanding Series II Conversion Preferred Shares, in the open market, by private agreement or in any other manner, at a price which shall not exceed the Issue Price plus the amount of all accrued and unpaid cumulative dividends thereon up to, but excluding, the date fixed for such purchase (which amount shall be calculated as if such dividends were accruing for the period from the expiration of the last Series II Dividend Payment Date for which dividends thereon have been paid in full up to the day before the date of such purchase) plus any other applicable fees and expenses paid or payable in connection with such purchase (the “Purchase Price”).

(b)

Pro Rata. If upon any tender offer to Holders to purchase Series II Conversion Preferred Shares under subsection 27.9.4(a) hereof, more shares are tendered for purchase than the Company is prepared to purchase, the Series II Conversion Preferred Shares so tendered may be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series II Conversion Preferred Shares so tendered.

(c)

Payment of Purchase Price. The Purchase Price may, at the option of the Company be paid and satisfied, in whole or in part, in cash, or by promissory note or by the transfer and assignment of property, less any tax required to be deducted or withheld.

(d)	Cancellation. From and after the date of purchase of any Series II Conversion Preferred Shares under the provisions of this Section 27.9.4, the shares so purchased shall be cancelled.

27.9.5

Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of property or assets of the Company among its shareholders for purposes of winding up its affairs, the Holders of the then outstanding Series II Conversion Preferred Shares shall be entitled to receive an amount per Series II Conversion Preferred Share equal to the Issue Price together with an amount equal to all accrued and unpaid Series II Dividends thereon up to, but excluding the date of such liquidation, dissolution or winding up of the Company (less any tax required to be deducted or withheld by the Company), before any amount shall be paid or any property or assets of the Company shall be distributed to the holders of the Class A shares or Class B shares or holders of any shares ranking junior to the Series II Conversion Preferred Shares with respect to the return of capital. After payment to the holders of the Series II Conversion Preferred Shares of the amount so payable to them pursuant to this Section 27.9.5, they shall not, as such, be entitled to share further in any distribution of the property or assets of the Company.

27.9.6

No Voting Rights; Notice of Meetings. Subject to the Act, the Holders shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to any vote at any such meeting.

27.9.7	Restrictions on Payment of Dividends and Return of Capital. So long as any of the Series II Conversion Preferred Shares are outstanding, without the approval of the Holders, the Company shall not:

(a)

declare, pay or set apart for payment any dividends (other than dividends in shares of the Company ranking as to the payment of dividends junior to the Series II Conversion Preferred Shares) on the Class A shares, the Class B shares, or any other shares of the Company ranking junior to the Series II Conversion Preferred Shares with respect to the payment of fixed dividends;

(b)

redeem or call for redemption, purchase, or otherwise pay off or retire for value, or make any return of capital or reduce stated capital in respect of, less than all of the Series II Conversion Preferred Shares then outstanding;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase, or otherwise pay off or retire for value, or make any return of capital or reduce stated capital in respect of, any other Preferred Shares or other shares of the Company then outstanding ranking on parity with the Series II Conversion Preferred Shares with respect to the return of capital; or

(d)

except out of the net proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and the payment of dividends junior to the Series II Conversion Preferred Shares, redeem or call for redemption, purchase, or otherwise pay off or retire for value, or make any return of capital or reduce stated capital in respect of, Class A shares or Class B shares or any other shares of the Company ranking junior to the Series II Conversion Preferred Shares with respect to the payment of fixed dividends or the return of capital, unless all accrued and unpaid Series II Dividends up to and including the Series II Dividends payable on the last preceding dividend payment dates on the Series II Conversion Preferred Shares, and all accrued and unpaid dividends up to and including the last preceding dividend payment dates for which dividends were payable on all other shares of the Company then outstanding ranking in priority to or on parity with the Series II Conversion Preferred Shares with respect to the payment of dividends or the return of capital, shall have been declared and paid or set apart for payment at the date of the action referred to in the foregoing subsections 27.9.7(a), 27.9.7(b), 27.9.7(c), or 27.9.7(d), as applicable.

27.9.8

Modifications. The provisions attaching to Series II Conversion Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may be required by the Act, and any such approval to be given in accordance with Section 27.9.9.

27.9.9

Approval of Holders of Series II Conversion Preferred Shares. Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner required by law or these Articles plus, in addition, that such approval be given by separate special resolution of the Holders of the Series II Conversion Preferred Shares as a series. For so long as the 2082 Subordinated Notes are outstanding, no amendment will be made to the rights, privileges, restrictions and conditions or the Series II Conversion Preferred Shares without the prior approval of the registered holders of not less than a majority of the aggregate principal amount or the 2082 Subordinated Notes then outstanding given in accordance with the provisions of the 2082 Subordinated Notes Indenture.

27.9.10	Notices.

(a)

Interruption of Mail Service. If the Board determines that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Company may, notwithstanding the provisions hereof:

(i)

give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(ii)

fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent and registrar for the Series II Conversion Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in subsection 27.9.10(a), provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided. In the event that the Company is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered Holder and who is entitled to receive such cheque or share certificate.

(b)

Sufficient Notice. Any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the Holders at their respective addresses appearing on the books of the Company or, in the event of the address of any of such Holders not so appearing, then at the last address of such Holder known to the Company. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication. as the case may be, shall be sent forthwith to such Holder or Holders.

(c)

Return of Notice. If notice, cheque, invitation for tenders or other communication from the Company given to a Holder pursuant to subsection 27.9.10(b) is returned on three consecutive occasions because the Holder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the Holder informs the Company in writing of such Holder’s new address.

27.9.11

Tax Election. The Company shall elect, in the manner and within the time provided under section 191.2 of Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate, and take all other necessary action under the Tax Act, such that no corporate Holder will be required to pay tax on dividends received on the Series II Conversion Preferred Shares under section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provisions of similar effect. Nothing in this Section 27.9.11 shall prevent the Company from entering into an agreement with a taxable Canadian corporation (as defined in the Tax Act) with which it is related to transfer all or a portion of the Company’s liability for tax under section 191.1 of the Tax Act to that taxable Canadian corporation in accordance with the provisions of section 191.3 of the Tax Act.

27.9.12

Withholding Tax. Notwithstanding any other provision of these share provisions, the Company may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Company is so required or permitted to deduct or withhold, the Company shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a Holder pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such Holder plus any amount deducted or withheld pursuant to this Section 27.9.12. Holders shall be responsible for all withholding taxes under the Tax Act, or any successor or replacement provision of similar effect, in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Company on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

27.9.13

Wire or Electronic Transfer of Funds. Notwithstanding any other right, privilege, restriction or condition attaching to the Series II Conversion Preferred Shares, the Company may, at its option, make any payment due to Holders by way of a wire or electronic transfer of lawful money of the United States to such Holders (less any tax required to be deducted or withheld by the Company). If a payment is made by way of a wire or electronic transfer of funds, the Company shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Company that a payment is to be made by way of a wire or electronic transfer of funds, the Company shall provide a notice to the applicable Holders at their respective addresses appearing on the books of the Company. Such notice shall request that each applicable Holder provide the particulars of an account of such Holder with a chartered bank in Canada or the United States to which the wire or electronic transfer of funds shall be directed. If the Company does not receive account particulars from a Holder prior to the date such payment is to be made, the Company shall deposit the funds otherwise payable to such Holder in a special account or accounts in trust for such Holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Company of funds otherwise payable to a Holder in a special account or accounts in trust for such Holder shall be deemed to constitute payment by the Company on the date thereof and shall satisfy and discharge all liabilities of the Company for such payment to the extent of the amount represented by such transfer or deposit.

27.9.14

Business Day. If any day on which any dividend on the Series II Conversion Preferred Shares is payable by the Company or if any day on or by which any other action is required to be taken in connection with the Series II Conversion Preferred Shares by the Company is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

27.9.15	Definitions. For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)	“2082 Subordinated Notes” means the fixed-to-fixed rate subordinated notes due March 15, 2082.

(b)

“2082 Subordinated Notes Indenture” means the base indenture dated as of February 11, 2022, between the Company and The Bank of New York Mellon, as trustee, as supplemented by the supplemental indenture dated as of February 11, 2022.

(c)	“Automatic Conversion Event” has the meaning attributed to it in the 2082 Subordinated Notes Indenture.

(d)	“Business Day” means any day on which chartered banks are generally open for business in New York, New York and Toronto, Ontario.

(e)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.